FILED PURSUANT TO RULE 424(b)(2)
REGISTRATION NO.  333-88542

PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 25, 2002)

$200,000,000

Monsanto Company

7 3/8% Senior Notes due August 15, 2012

         The notes will bear interest at the rate of 7 3/8 % per year. Interest on the notes will accrue from August 14, 2002 and is payable on February 15 and August 15 of each year, beginning on February 15, 2003. The notes will mature on August 15, 2012. We may redeem some or all the notes at any time. The redemption prices are discussed under the caption “Description of Notes—Optional Redemption.”

         The notes offered hereby constitute a further issuance of, and will be consolidated with, the 7 3/8% Senior Notes due August 15, 2012 issued on August 14, 2002 and form a single series with those notes. The notes will have the same CUSIP number and will trade interchangeably with the previously issued notes in this series immediately upon settlement. The issuance of the notes will increase the aggregate principal amount of the outstanding notes of this series to $800,000,000.

        The notes will be senior unsecured obligations of our company and will rank equally with all of our other senior unsecured indebtedness.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-10.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes, or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Senior Note	Total
Public Offering Price (1)	99.149%	$198,298,000
Underwriting Discount	0.650%	$1,300,000
Proceeds to Monsanto (before expense)	98.499%	$196,998,000

(1) Plus accrued interest from August 14, 2002.

         The underwriters expect to deliver the notes to purchasers on or about August 28, 2002.

Joint Book-Running Managers

JPMorgan	Salomon Smith Barney

August 23, 2002

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than their respective dates.

TABLE OF CONTENTS
Page
Prospectus Supplement
Summary
Risk Factors
Use of Proceeds
Capitalization
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Description of Notes
Underwriting
Legal Matters	S-1 S-10 S-14 S-15 S-16 S-18 S-40 S-42 S-43

Prospectus
Where You Can Find More Information
Information About Monsanto
Use of Proceeds
Ratio of Earnings to Fixed Charges
Description of Debt Securities
Book-Entry Debt Securities
Plan of Distribution
Legal Matters
Experts	2 3 3 3 4 10 11 12 12

         As used in this prospectus supplement, “Monsanto”, “we”, “our” and “us” may, depending on the context, refer to Monsanto Company, to one or more of its consolidated subsidiaries or to all of them taken as a whole. With respect to the time period prior to September 1, 2000, these terms also refer to the agricultural business of Pharmacia Corporation.

         Trademarks owned or licensed by Monsanto or its subsidiaries are shown in italics. Unless otherwise indicated, trademarks shown throughout this prospectus supplement are owned or licensed by Monsanto or its subsidiaries. Unless otherwise indicated, references to Roundup herbicides mean Roundup branded and other branded glyphosate-based herbicides excluding all lawn and garden herbicides; references to Roundup and other glyphosate-based herbicides mean both branded and non-branded glyphosate-based herbicides, excluding all lawn and garden herbicide products.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         Under the Private Securities Litigation Reform Act of 1995, companies are provided with a “safe harbor” for making forward-looking statements about the potential risks and rewards of their strategies. Forward-looking statements often include the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. In this prospectus supplement, forward-looking statements also include:

  statements about our business plans;
  statements about the potential for the development, regulatory approval and public acceptance of new products;
  estimates of future financial performance;
  predictions of national or international economic, political or market conditions;
  statements regarding other factors that could affect our future operations or financial position; and
  other statements that are not matters of historical fact.

        Our ability to achieve our goals depends on many known and unknown risks and uncertainties, including changes in general economic and business conditions. These factors could cause our actual performance and results to differ materially from those described or implied in forward-looking statements. Factors that could cause or contribute to such differences include, among others:

  increased generic and branded competition for our Roundup herbicide;
  fluctuations in exchange rates and other developments related to foreign currencies and economies;
  the success of our research and development activities and the speed with which regulatory authorizations and product launches may be achieved;
  our ability to continue to manage our costs;
  our ability to successfully market new and existing products in new and existing domestic and international markets;
  the effect of weather conditions and commodity markets on the agriculture business;
  our exposure to lawsuits and other liabilities and contingencies, including those related to intellectual property, product liability, regulatory compliance (including seed quality), environmental contamination and antitrust;
  domestic and foreign social, legal and political developments, especially those relating to agricultural products developed through biotechnology;
  the accuracy of our estimates and projections, for example, those with respect to product returns and grower use of our products and related distribution inventory levels;
  our ability to obtain payment for the products that we sell;
  our ability to achieve and maintain protection for our intellectual property;
  the effects of our accounting policies and changes in generally accepted accounting principles;
  our ability to fund our short-term financing needs;
  general economic and business conditions;
  any changes in business, political and economic conditions due to threat of future terrorist activity and related military action; and
  other risks and factors detailed in "Risk Factors" below and in our filings with the Securities and Exchange Commission.

        These forward-looking statements speak only as of the date of this prospectus supplement. We believe it is in the best interest of our investors to use forward-looking statements in discussing future events. However, we are not required to, and you should not rely on us to, revise or update these statements or any factors that may affect actual results, whether as a result of new information, future events or otherwise.

ii

SUMMARY

        Because the following is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read this entire prospectus supplement and the accompanying prospectus carefully, including the documents incorporated by reference herein.

Monsanto Company

        Monsanto is a leading global provider of agricultural products and integrated solutions for farmers. We make Roundup herbicide and other crop protection products. We produce leading seed brands, including DEKALB and Asgrow, and we provide our seed partners with biotechnology traits for insect protection and herbicide tolerance. Our herbicides, seeds and related genetic trait products can be combined to provide growers with integrated solutions that help them produce higher-yield crops while controlling weeds, insects and diseases more efficiently and cost-effectively. We also provide lawn and garden herbicide products for the residential market and animal agricultural products focused on improving dairy cow productivity and swine genetics. In 2001, we had net sales of $5,462 million and net income of $295 million.

        We manage our business in two segments: Agricultural Productivity and Seeds and Genomics. However, for purposes of product distribution, sales and marketing, we primarily utilize an integrated organization, allowing us to coordinate our agricultural productivity and seeds and traits capabilities to introduce new products to our customers rapidly and efficiently. In 2001, our global net sales were as follows: 62% in the United States, 17% in Latin America, 11% in Europe and Africa, 7% in Asia Pacific and 3% in Canada.

Agricultural Productivity

        Our Agricultural Productivity segment consists of our crop protection products (Roundup and other glyphosate-based herbicides and selective chemistries), animal agricultural products, lawn and garden herbicide products and environmental technologies businesses. We are a leading worldwide developer, producer and marketer of crop protection products, including Roundup herbicides.

        Roundup herbicide, our flagship product, is sold under various brand names in many parts of the world. Its success is based on its ability to provide growers with economic and environmental benefits, as well as our low-cost manufacturing position and formulations expertise. We also market lawn and garden products for residential use through The Scotts Company. In addition, our animal agricultural products include Posilac bovine somatotropin, which increases the efficiency of milk production in dairy cows, and swine genetics lines that increase the productivity of swine.

        We have significantly increased our herbicide sales in key geographic areas by offering an integrated weed control system using Roundup Ready technology. We currently estimate that, in 2002, approximately 75% of the soybean acres planted in the United States carried our Roundup Ready trait, which allows use of nonselective herbicides like Roundup Ultramax rather than selective herbicides.

        In 2001, our Agricultural Productivity segment accounted for approximately 69% of our net sales.

Seeds and Genomics

        The Seeds and Genomics segment consists of our global conventional seeds and related trait business, and genetic technology platforms. Because seeds are the delivery vehicle for traits, we have built a global conventional seed infrastructure to provide the backbone for our breeding, production and distribution activities. We primarily focus on serving the markets for corn, oilseeds (soybeans and canola), cotton and wheat. Our soybean and corn seeds hold leading market positions in world areas where they are key crops. We are the leading provider by acres planted of biotechnology seed traits, which are characteristics expressed in plants, such as herbicide tolerance or insect resistance.

         Roundup Ultramax and other glyphosate-based herbicides can be applied over the top of our Roundup Ready crops, controlling weeds without injury to the crop. This integration of agricultural chemicals and enhanced seeds offers growers a cost-effective solution for weed control. To date, we have introduced Roundup Ready soybeans, corn, canola and cotton. In 2001, approximately 103 million acres were planted with Roundup Ready crops. In addition, we have developed insect-resistance seed traits such as YieldGard for corn and Bollgard for cotton, which serve as pest control alternatives to chemical pesticides.

        We currently estimate that acreage planted with our seed traits grew from approximately 3 million in 1996 to approximately 123 million in 2001. We currently estimate that our insect-resistant and Roundup Ready biotechnology traits were used on approximately 90 million acres in the United States during the 2002 growing season, compared with approximately 85 million acres in the previous year.

         Monsanto focuses its research and development (“R&D”) spending on technologies and capabilities that can lead to improved agricultural solutions delivered to our customers through seeds. In 2001, Monsanto R&D expenses were $560 million, of which over 80% was allocated to the Seeds and Genomic segment. We conduct our R&D internationally, and also make use of research alliances with other companies.

        In 2001, our Seeds and Genomics segment accounted for approximately 31% of our net sales.

Relationship with Pharmacia

         On October 23, 2000, Monsanto completed an initial public offering of approximately 38 million shares of our common stock. Subsequent to the offering, Pharmacia Corporation owned 220 million shares of our common stock, representing approximately 84.2% of our common stock as of June 30, 2002. On August 13, 2002, Pharmacia distributed a special stock dividend of all remaining shares of our common stock held by Pharmacia to Pharmacia shareholders of record at the close of business on July 29, 2002.

         On August 13, 2002, Monsanto repaid its outstanding short-term debt to Pharmacia and entered into a new short-term debt arrangement with Pharmacia for $150 million. A portion of the proceeds of the Notes will be used to repay such debt to Pharmacia.

Our Strategy

        Some of our key strategic and business objectives are:

         Managing Roundup herbicide successfully in a post-patent environment. We plan to build on our advantages as we face increased competition for our Roundup business following the expiration in 2000 of our glyphosate patent protection in the United States. We intend to maintain our leadership position by providing new and unique formulations and services to growers, and by offering integrated seed, biotechnology and chemistry solutions. We expect to continue to benefit from our logistical capabilities, our increased capacity and our decreased production costs. We also sell glyphosate to other herbicide producers.

         Offering integrated solutions: seed, chemistry and biotechnology traits. We are investing in the growth segment of agriculture. As the seed and biotechnology segments of the industry have become more important, we have increased our marketing and R&D focus in this area. We offer integrated solutions that provide cost savings, greater flexibility and convenience to growers. We also invest more than 80% of our R&D budget in the seeds, biotechnology and genomics area.

         Gaining approvals of our current biotechnology products in additional world areas. We have made significant efforts to gain global acceptance of biotechnology. In March 2002, our seed partner in India received commercial approval for Bollgard insect-protected cotton, which represents the first biotechnology crop approved there. We are focused on completing the steps necessary for planting approval of Roundup Ready soybeans in Brazil and for importing Roundup Ready corn in Europe.

         Bringing new biotechnology products to market. We are working to commercialize our R&D pipeline of new biotechnology traits. We have two new biotechnology traits ready to enter the market in 2003, pending successful completion of U.S. regulatory reviews. We have completed the Food and Drug Administration (“FDA”) consultation on Bollgard II cotton, and are in the process of obtaining United States Department of Agriculture (“USDA”) and Environmental Protection Agency (“EPA”) clearance prior to commercialization. We have received Japanese food and feed approval of YieldGard rootworm-protected corn, and have completed consultation with the FDA. The USDA and EPA are in the final stages of their regulatory review.

         Managing costs aggressively. We intend to continue our efforts to manage costs aggressively. We have reduced our selling, general and administrative (“SG&A”) costs as a percentage of sales from 22.8% in 2000 to 21.7% in 2001. We also have focused our R&D program on key crops, and have reduced our R&D costs as a percentage of sales from 10.7% in 2000 to 10.3% in 2001.

         Reducing capital expenditures. We reduced our capital expenditures by more than 30% between 2000 and 2001. We have completed the major investments which were required for glyphosate capacity expansions, and have completed our major Roundup and seed integration efforts. We expect our capital expenditures during 2002 and for the near term to remain at or below the level of 2001, which we consider sufficient to support sustainable growth.

         Improving working capital. We have made significant efforts to improve the management of our receivables and collections. We have changed our incentive compensation system to focus on cash flow targets as well as sales, and we have instituted more restrictive credit policies, particularly in Latin America. We are also pursuing new financing options for our customers. For example, we have established a $500 million financing program with an outside lender which is available to key U.S. distributors. We are also working on reducing our inventory levels.

         Generating free cash flow. Our free cash flow (cash flow from operations less cash required by investing activities) has turned positive, from a negative $264 million in 2000 to a positive $183 million in 2001. Free cash flow for the first six months of 2002 improved by approximately $200 million compared with the same period in the prior year. Our free cash flow for the first half of the year is historically negative, as we use cash to fund the seasonal fluctuations in our business.

Recent Developments

Recent Financial Results

         On August 13, 2002, we filed a Form 10-Q for the quarterly period ended June 30, 2002 with the Securities and Exchange Commission.

         For the quarter, we reported net income of $147 million, including an Argentine bad-debt reserve of approximately $100 million aftertax and restructuring charges of $43 million aftertax. Also included in 2002 results was approximately $20 million of other income related to the sale of certain herbicide assets to Nissan Chemical Industries, Ltd., for use in the Japanese market. For the comparable period last year, net income was $389 million, including restructuring charges of $30 million aftertax.

         Second-quarter 2002 net sales declined to $1.6 billion, from $2.0 billion in the prior year, and sales for the first six months of 2002 of $2.8 billion also were lower compared with sales of $3.3 billion in the first half of 2001. Wet spring weather conditions in the United States delayed planting of corn and soybeans, which reduced our sales of Roundup. We also had lower sales in Latin America as we implemented several actions to reduce risk there. See further discussion below. The second-quarter sales comparison also was affected by our change to a royalty system for our biotechnology traits, which was implemented in 2001. This change has resulted in a shift of certain trait revenues from the second quarter of 2002 to the last half of 2001 and the first quarter of 2002.

        For the six-month period ended June 30, 2002, we reported a net loss of $1.6 billion, including a goodwill impairment of $1.8 billion aftertax which was recorded as a cumulative effect of an accounting change under SFAS No. 142, Goodwill and Other Intangible Assets, which we adopted as of January 1, 2002. Goodwill was tested for impairment in conjunction with a transitional goodwill impairment test in 2002 and will be tested at least annually hereafter. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only method. Under SFAS No. 142, all goodwill amortization ceased effective January 1, 2002. Operating results in 2002 include the positive effect of no longer amortizing our goodwill. Had we not amortized our goodwill in 2001, second quarter and first half net income in 2001 would have increased by $46 million and $69 million, respectively.

         Our free cash flow (representing cash flows from operations and investing activities) for the second quarter and first half of 2002 improved by approximately $200 million compared with free cash flow in the same periods last year. The improvement in cash flow was primarily a result of lower capital expenditures and improved collections of receivables. Also contributing to free cash flow were proceeds from the sale of certain herbicide assets to Nissan Chemical Industries, Ltd. as referred to above, which were partially offset by a payment related to a legal dispute with Aventis CropScience S.A.

        The following is taken from our unaudited condensed statement of consolidated income (loss) for the second quarter and the first half of 2002:

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001
		(in millions)
Net sales (1)	$1,553	$2,011	$2,774	$3,317
EBIT(2)	230	646	374	753
EBITDA (2)	349	778	603	1,022
Reported net income (loss)	147	389	(1,589)	444

        (1)    Originally reported on July 23, 2002 as $1,580 and $2,801 for the three and six months ended June 30, 2002, respectively.

        (2)    See Note (6) on page S-9 for a discussion of EBIT and EBITDA.

         For further details, please refer to “Summary Consolidated Financial Data,” “Selected Consolidated Financial Data,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes that are incorporated by reference herein.

Our Latin American Business

        On June 12, 2002, we announced additional changes in how we approach our Latin American business. These aggressive actions are intended to improve the longer-term viability of our business there and to reduce our risk. We announced that we would continue to operate primarily with cash or grain sales terms in Argentina. We also are reducing our working capital in Brazil and Argentina and, because of market conditions in Argentina, in certain cases we will exercise our right to use collateralized products to settle receivables there as appropriate. We expect that these steps will reduce sales and earnings for the year, but they are designed to substantially reduce our credit risk exposure and working capital in both Brazil and Argentina.

        In the second quarter of 2002, we established a reserve of $154 million pretax for estimated uncollectible accounts receivable in Argentina. While we cannot determine how government actions in Argentina will affect the outcome, we will aggressively pursue collection of the net outstanding accounts receivable as of June 30, 2002 (approximately $270 million, originally reported as $310 million) at full U.S. dollar value. However, the unfavorable market and economic conditions, and further government actions, could have further negative impact on our collections, sales and earnings. For a more detailed description of our Latin American business, see “Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook—Latin America.”

Notes Offering

         On August 14, 2002, we issued $600 million aggregate principal amount of 7 3/8% Senior Notes due August 15, 2012. The Notes offered hereby are of the same series of the notes that we issued on August 14, 2002. Upon completion of this offering, the aggregate principal amount of outstanding notes of this series will be $800,000,000. See “Description of Notes—General.”

Extension of Revolving Credit Agreement

        Effective July 17, 2002, we entered into an extension of our existing 364-day revolving credit agreement for a further 364 days. We reduced the amount of the credit facility from $1 billion to $800 million, because we expect to have reduced reliance on commercial paper compared with the prior year. This facility serves, among other things, as a backup for our commercial paper. See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Changes in Financial Condition as of June 30, 2002—Capital Resources and Liquidity.”

Solutia Inc.

        We have recently entered into additional agreements relating to Solutia Inc.

        On September 1, 1997, the former Monsanto Company, now known as Pharmacia Corporation, spun off its chemical businesses into a separate, independent company called Solutia Inc. In connection with that spinoff, Solutia assumed and agreed to indemnify Pharmacia for certain liabilities related to those chemicals businesses. We, Pharmacia and Solutia entered into an agreement dated as of July 1, 2002, to provide that Solutia will also indemnify us for the same liabilities for which it had agreed to indemnify Pharmacia, and to clarify the parties' rights and obligations.

        On September 1, 2000, Pharmacia transferred certain assets and liabilities associated with its agricultural business to us. We agreed to indemnify Pharmacia for any liabilities primarily related to Pharmacia's former agricultural or chemical businesses. We agreed to indemnify Pharmacia for any liabilities assumed by Solutia as referred to above, to the extent that Solutia fails to pay, perform or discharge those liabilities. We and Pharmacia have entered into an agreement dated as of July 1, 2002 to clarify our respective rights and obligations in this regard.

        The liabilities for which we have agreed to indemnify Pharmacia include litigation, environmental, retiree and all other Pharmacia liabilities that were assumed by Solutia. These include liabilities that were Pharmacia liabilities prior to the Solutia spinoff, and from which Pharmacia could not be released, either by operation of law, because of the unavailability of third-party consents, or otherwise. They include, for example, litigation currently pending in state and federal court in Alabama brought by several thousand plaintiffs, alleging property damage, anxiety and emotional distress and personal injury arising from exposure to polychlorinated biphenyls (PCBs), which were discharged from an Anniston, Alabama plant site formerly owned by Pharmacia and transferred to Solutia. This litigation includes, but is not limited to, the Abernathy litigation referred to below. In addition, Solutia assumed any liability that Pharmacia had with respect to certain unfunded post-retirement benefits for Pharmacia employees and former Pharmacia employees who were assigned to Solutia in connection with the spinoff. To the extent that Solutia encounters material liquidity or other financial constraints, the risk that it would be unable to pay, perform or discharge its assumed liabilities or to satisfy its indemnity obligations to Pharmacia, and that we would be called upon to do so, would increase. We have no obligation to provide financing support for Solutia.

         Solutia is defending itself and Pharmacia in connection with Sabrina Abernathy, et al. v. Monsanto Company, et al., currently pending in state court in Alabama. The jury has found Solutia and Pharmacia liable with respect to certain claims in this litigation, and proceedings have commenced to determine damages. Solutia has requested that Pharmacia commit to posting any appeal bond that may be required to stay execution of any judgment in this litigation pending an appeal. Pursuant to an agreement dated as of July 1, 2002, we, Pharmacia and Solutia have agreed that, if Solutia does not post a bond sufficient to stay the execution of any judgment in the litigation pending an appeal, Pharmacia will post such a bond if it is able to do so on commercially reasonable terms. The agreement also specifies which party or parties would control any decisions regarding settlement of the Abernathy litigation, depending upon whether or not collateral must be provided to secure the bond and, if so, which party provides it. We have no obligation to post an appeal bond or provide any related collateral with respect to the Abernathy litigation. Under our agreement, the continued defense of the Abernathy litigation and the prosecution of any appeal will continue to be managed by Solutia, at Solutia's expense.

Legal Proceedings

         Our Form 10-K report for the year ended December 31, 2001, and our Form 10-Q reports for the quarterly periods ended March 31, 2002 and June 30, 2002, reported on certain legal proceedings to which we are a party, or to which the former Monsanto Company (now known as Pharmacia Corporation) is a party and which we are defending pursuant to our separation agreement with Pharmacia. The following should be read in conjunction with those disclosures.

         On July 25, 2002, Syngenta Biotechnology, Inc. (“SBI”) filed a suit against Monsanto and Delta and Pine Land Company in the United States District Court for Delaware alleging infringement of a patent issued in April 2000, under which SBI is a licensee, and which allegedly relates to certain agro-transformed cotton technology products. SBI seeks injunctive relief and monetary damages. Monsanto has substantial defenses to the claims, including non-infringement and invalidity of the patent. This litigation is at its inception and Monsanto plans to vigorously defend the litigation.

         Also, on July 25, 2002, Syngenta Seeds, Inc. (“SSI”) filed a suit against Monsanto, DEKALB Genetics Corporation, Pioneer Hi-Bred International, Inc., Dow Agrosciences, L.L.C. and Mycogen Plant Sciences, Inc. (“MPS”) and Agrigenetics, Inc., collectively d.b.a. Mycogen Seeds, in the United States District Court for Delaware alleging infringement of three patents issued between June 2000 and June 2002. The patents allegedly pertain to insect resistant transgenic corn. SSI seeks injunctive relief and monetary damages. The defendants have substantial defenses to the claims, including non-infringement and invalidity of the various patents. This litigation is at its inception and Monsanto plans to vigorously defend the lawsuit.

         As described in our Form 10-K report for the year ended December 31, 2001 and in our Form 10-Q reports for the quarterly periods ended March 31, 2002 and June 30, 2002, since the 1984 termination of the class action litigation against various manufacturers, including the former Monsanto Company, of the herbicide Agent Orange used in the Vietnam War, Monsanto and the former Monsanto Company have successfully defended against various lawsuits associated with injuries allegedly caused by the herbicide's use. A few matters remain pending, including three separate actions (now consolidated) brought by approximately 13,000 Korean veterans and initially filed against the former Monsanto Company and The Dow Chemical Company in Seoul, Korea, in October 1999. The plaintiffs seek damages of 300 million won (approximately $250,000) each. On May 23, 2002, the Seoul District Court ruled in favor of the defendants and dismissed all claims by plaintiffs due to lack of causation and failure to meet the applicable statute of limitations. On June 14, 2002, plaintiffs lodged their notice of de novo appeal.

         As described in our Form 10-K report for the year ended December 31, 2001 and in our Form 10-Q reports for the quarterly periods ended March 31, 2002 and June 30, 2002, on December 2, 1999, a class action lawsuit was filed against the former Monsanto Company and five other herbicide manufacturers in the United States District Court for the Eastern District of Pennsylvania. The plaintiffs purport to represent a class of over 9,000 Korean and 1,000 United States service persons allegedly exposed to the herbicide Agent Orange and other herbicides sprayed from 1967 to 1970 in or near the demilitarized zone separating North Korea from South Korea. The complaint did not assert any specific causes of action or demand a specified amount in damages. This suit was dismissed by the District Court in November 2001. In addition, two suits filed by individual U.S. veterans contesting their denial of claims subsequent to the class action settlement have been consolidated in the multidistrict litigation proceeding that was established in 1977 in the United States District Court for the Eastern District of New York, to coordinate Agent Orange-related litigation in the United States. These suits were dismissed by the District Court. In an opinion dated November 30, 2001 the United States Court of Appeals for the Second Circuit vacated the District Court's dismissal claims and remanded the cases to the District Court for further proceedings. On June 20, 2002, the District Court announced that it would stay further proceedings pending a ruling by the United States Supreme Court on defendants' petition for certiorari.

         As described in our Form 10-K report for the year ended December 31, 2001 and in our Form 10-Q reports for the quarterly periods ended March 31, 2002 and June 30, 2002, since the late 1990's, the EPA has focused attention on the presence of dioxin in the Kanawha River in West Virginia. As part of its efforts in this regard, the EPA is conducting preliminary assessments at over twenty sites identified as potential sources of dioxin in the Kanawha River. Among these sites are three landfills - the Heizer Creek landfill, the Poca Strip Mine landfill, and the Manila Creek landfill - that the former Monsanto Company used in the late 1950's to dispose of plant waste from its former Nitro, West Virginia, manufacturing location. Through the preliminary assessment work, the EPA identified an elevated dioxin level in one soil sample taken at the Heizer Creek landfill, and notified the former Monsanto Company of its potential liability at that landfill. Pursuant to a September 1999 consent order with the EPA, the former Monsanto Company and (after September 1, 2000) Monsanto prepared and submitted to the EPA an Engineering Evaluation/Cost Analysis (EE/CA) Report, which contained an investigation of the dioxin contamination at the Heizer Creek landfill, a risk assessment, an evaluation of remedial action options, and our recommended remedy. The cost to implement the recommended remedy was estimated at $1.5 million, and funds were reserved for this amount. The EPA has published and solicited comments on its decision that the EE/CA Report's recommended remedy was protective of human health and the environment and is now developing responses to the public comments. As of this time, the EPA has not identified elevated dioxin levels at the Poca Strip Mine or Manila Creek landfills. Also with regard to the EPA's focus on dioxin in the Kanawha River, the EPA sent Monsanto a “notice of potential liability and offer to negotiate for removal action” regarding the Kanawha River Sediment Site in Putnam County, West Virginia in May 2002. The basis for this notice is elevated dioxin levels that the EPA found in sediments located in certain areas of the Kanawha River. At this point, the nature and extent of the response activities that the EPA is seeking as well as the degree, if any, to which the Monsanto is responsible for associated costs is unclear.

         As described in our Form 10-K report for the year ended December 31, 2001 and in our Form 10-Q reports for the quarterly periods ended March 31, 2002 and June 30, 2002, on March 7, 2000, the United States Department of Justice filed suit on behalf of the EPA in United States District Court for the District of Wyoming against the former Monsanto Company, Solutia and P4 Production, LLC (“P4 Production”) seeking civil penalties for alleged violations of Wyoming's environmental laws and regulations, and of an air permit issued in 1994 by the Wyoming Department of Environmental Quality. The permit had been issued for a coal coking facility in Rock Springs, Wyoming, that is currently owned by P4 Production. The United States sought civil penalties of up to $25,000 per day (or $27,500 per day for violations occurring after January 30, 1997) for the air violations, and immediate compliance with the air permit. The companies have already paid a $200,000 fine covering the same Clean Air Act violations pursuant to a consent decree entered in the First Judicial District Court in Laramie County, Wyoming, on June 25, 1999. On April 21, 2000, the companies filed a motion for dismissal or summary judgment on the grounds of claim preclusion, including the doctrines of res judicata and release. In an opinion dated March 29, 2002, the court denied the companies' motion for summary judgment. On July 22, 2002, the District Court denied the companies' April 19, 2002 motion for certification of an appeal of the order denying the motion for summary judgment. Any liability would be shared by Monsanto and Solutia, based upon the purchases from P4 Production.

         As described in our Form 10-K report for the year ended December 31, 2001 and in our Form 10-Q report for the quarterly period ended June 30, 2002, in June 1996, Mycogen Corporation (“Mycogen”), MPS and Agrigenetics, Inc. filed suit against the former Monsanto Company in California State Superior Court in San Diego alleging that the former Monsanto Company had failed to license, under an option agreement, technology relating to Bt corn and glyphosate-tolerant corn, cotton and canola. On October 20, 1997, the court construed the agreement as a license to receive genes rather than a license to receive germplasm. Jury trial of the damage claim for lost future profits from the alleged delay in performance ended March 20, 1998, with a verdict against the former Monsanto Company awarding damages totaling $174.9 million. On June 28, 2000, the California Court of Appeals for the Fourth Appellate District issued its opinion reversing the jury verdict and related judgment of the trial court, and directed that judgment should be entered in favor of the former Monsanto Company. On August 8, 2002, the California Supreme Court upheld the California Court of Appeals decision reversing the jury's verdict.

         As described in our Form 10-K report for the year ended December 31, 2001 and in our Form 10-Q report for the quarterly period ended June 30, 2002, on May 19, 1995, MPS filed suit against Monsanto in the United States District Court in California alleging infringement of its patent involving synthetic Bt genes, and seeking unspecified damages and injunctive relief. Monsanto prevailed on summary judgment in dismissing all claims. On May 30, 2001, the United States Court of Appeals for the Federal Circuit affirmed the summary judgment finding that current products of Monsanto do not infringe the MPS patent. The appellate court also determined that certain factual issues prevented complete entry of summary judgment on the issue of prior invention by Monsanto and remanded the matter to District Court. Monsanto has moved for summary judgment on all remaining claims on the basis that a prior judgment won by Monsanto against MPS in United States District Court in Delaware, is dispositive of all claims asserted by MPS. The District Court has denied Monsanto's renewed request for summary judgment.

The Offering
Issuer	Monsanto Company
Securities Offered	$200,000,000 aggregate principal amount of 7 3/8% Senior Notes due August 15, 2012. These Notes are of the same series of notes as the $600,000,000 aggregate principal amount of 7 3/8% Senior Notes due August 15, 2012 that we issued on August 14, 2002. Upon completion of this offering, the aggregate principal amount of outstanding notes of this series will be $800,000,000.

Maturity	August 15, 2012.
Interest	Interest will accrue on the Notes from August 14, 2002 and will be payable on February 15 and August 15 of each year, beginning February 15, 2003.
Optional Redemption	We may redeem the Notes at any time at our option, in whole or in part, at a redemption price equal to the greater of:
•     100% of the principal amount of the Notes being redeemed; and
•      the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed from the redemption date to the maturity date discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the
       Treasury Rate plus 50 basis points.

We will also pay the accrued and unpaid interest on the Notes to the redemption date.

Ranking	The Notes are unsecured and rank equally with all existing and future unsecured and unsubordinated debt of Monsanto.
Covenants	We will issue the Notes under an Indenture containing covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:
•     incur debt secured by liens;
•     engage in sale/leaseback transactions; or
•     merge or consolidate with another entity, or sell substantially all of our assets to another person.

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately $196.9 million, which we intend to use to repay $150 million in short-term debt owed to Pharmacia and to reduce commercial paper borrowings. See “Use of Proceeds.”

Summary Consolidated Financial Data

         The summary consolidated financial data shown below are as of and for each of the years ended December 31, 1999, 2000 and 2001, and for the six months ended June 30, 2001 and 2002. The information for the years ended December 31, 1999, 2000 and 2001 is derived from our consolidated financial statements for such years, which have been audited by Deloitte & Touche llp, independent auditors, and which are incorporated by reference herein. The summary financial data as of and for the six months ended June 30, 2001 and 2002 is derived from our unaudited consolidated financial statements for the respective periods, which are incorporated herein by reference. In the opinion of our management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results of operations, financial position and cash flows of our company as of the date of and for the periods presented. Our results for any interim period are not necessarily indicative of the results to be expected for the full year. With respect to the time period prior to September 1, 2000, the financial information is that of the agricultural business of Pharmacia. You should read this information in conjunction with the information under “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes that are incorporated by reference herein.

Six Months Ended June 30,	Year Ended December 31,
2002	2001	2001	2000	1999
(unaudited)
(dollars in millions)
Results of operations data:
Net sales (1)	$2,774	$3,317	$5,462	$5,493	$5,248
Income from operations	410	785	659	567	610
Income before income taxes and cumulative effects
of accounting changes (2)(3)	345	709	459	334	263
Income tax provision (3)	(112)	(265)	(164)	(159)	(113)
Income before cumulative effects of accounting
changes	233	444	295	175	150
Cumulative effects of changes in accounting
principles (1)(4)	(1,822)	—	—	(26)	—
Net income (loss)	(1,589)	444	295	149	150

Financial position data (at end of period):
Cash and cash equivalents	$277	$236	$307	$131	$26
Total assets (4)	9,844	12,302	11,429	11,726	11,101
Long-term debt (5)	881	902	893	962	4,278
Total shareowners’ equity (4)	5,713	7,500	7,483	7,341	4,645

Cash flow data:
Net cash provided (required) by operations	$(347)	$(384)	$616	$671	$120
Net cash required by investing activities	(84)	(247)	(433)	(935)	(415)
Net cash provided by (used in) financing activities	401	736	(7)	369	284

Other data (unaudited):
EBIT (3) (6)	$374	$753	$532	$518	$506
EBITDA (3) (6)	603	1,022	1,082	1,064	1,053
Working capital	2,772	2,487	2,420	2,216	2,323
Free cash flow (6)	(431)	(631)	183	(264)	(295)

(1)

In 2000, Monsanto adopted Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, the SEC interpretation of accounting guidelines on revenue recognition. Monsanto’s adoption of SAB 101 primarily affected its recognition of license revenues from biotechnology traits sold through third-party seed companies. Monsanto adopted the provisions of SAB 101 as an accounting change, recognizing as a cumulative effect of a change in accounting principle a loss of $26 million, net of taxes of $16 million, effective January 1, 2000.

(2)

Pretax income for the first six months of 2002 included $66 million in pretax charges associated with our 2002 restructuring plan to streamline operations. Pretax income for the first six months of 2001 included $69 million in net pretax charges primarily associated with our 2000 restructuring plan to focus on key crops and to streamline operations. Pretax income for 2001 and 2000 included $213 million and $261 million, respectively, in net pretax charges primarily associated with the 2000 restructuring plan, net of the reversal of certain restructuring reserves. Pretax income in 2001 also included $60 million of other expense-net, to reflect the effects of three separate litigation matters and the $4 million loss on the early extinguishment of debt discussed in note (3). Pretax income for the year ended 1999 included a $101 million pretax charge associated with a failed merger and accelerated business integration costs, net of the reversal of restructuring reserves established in 1998 and a gain on a divestiture.

(3)

In the second quarter of 2001, the Pharmacia Savings and Investment Plan was separated into two separate plans, one that benefits employees of Pharmacia and one that benefits employees of Monsanto. As a result, in 2001 Monsanto recognized a $4 million pretax ($2 million after tax) extraordinary loss related to the early retirement of Employee Stock Ownership Plan (ESOP) debt. In April 2002, Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections as of April 2002, was issued and required that the loss from early retirement of debt be reclassified from extraordinary loss into operating income. In accordance with SFAS No. 145, the 2001 results have been restated to reclassify the $4 million pretax extraordinary loss as other expense and reclassify the $2 million tax benefit as an offset to income tax expense.

(4)

On January 1, 2002, Monsanto adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only method. Under SFAS No. 142, all goodwill amortization ceased effective January 1, 2002. Goodwill was tested for impairment in conjunction with a transitional goodwill impairment test in 2002 and will be tested at least annually hereafter. The transitional goodwill impairment test was completed during the second quarter of 2002, resulting in a $1.984 billion pretax impairment charge ($1.822 billion aftertax) relating to our corn and wheat reporting units. This impairment charge was recorded as a cumulative effect of accounting change effective January 1, 2002.

SFAS No. 142 did not require prior periods to be restated. The following table sets forth on an aftertax pro forma basis what the earnings for 1999, 2000 and 2001 would have been if the provisions of SFAS No. 142 had been applied on January 1, 1999. This pro forma information does not include the results of the transitional impairment test discussed above.

Year ended December 31,

	2001	2000	1999

		(in millions)
Reported net income	$295	$149	$150
Goodwill amortization, net of tax	105	108	112
Effects of useful life adjustments, net of tax	1	1	1

Adjusted net income	401	258	263
Cumulative effects of changes in accounting principles	—	26	—

Adjusted income before cumulative effects of changes in accounting
principles	$401	$284	$263

(5)	For periods prior to September 1, 2000, long-term debt is long-term debt of parent attributable to Monsanto.

(6)

Free cash flow is cash flow from operations less cash required for investing activities. EBIT is net income (loss) before cumulative effects of accounting changes, interest and income taxes. EBITDA is EBIT without the effects of depreciation and amortization expense. Free cash flows, EBIT and EBITDA are not intended to replace presentations of net income (loss), cash flows, financial position or comprehensive income (loss), and they are not measures of financial performance as determined in accordance with generally accepted accounting principles in the United States.

RISK FACTORS

        You should consider carefully, in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompany prospectus, the following factors before purchasing the Notes. Any of the following factors could result in a partial or complete loss of your investment.

Risks Related to our Business

Our heavy dependence on sales of our Roundup herbicides could adversely affect our business and place us at a competitive disadvantage.

        In 2001, our Roundup and other glyphosate-based herbicides accounted for approximately 64% of our Agricultural Productivity segment sales and approximately 44% of our total sales. Further, our agricultural chemicals business is less diversified with respect to product offerings than the agricultural chemicals businesses of our principal competitors, which may give these competitors an advantage in meeting customer needs. Should an event occur that adversely affects nonselective herbicides in general, or Roundup in particular, our business would be adversely affected and our competitors that offer a broader array of products may have a competitive advantage.

Our ability to compete effectively in the post-patent environment for Roundup herbicide products will depend on our ability to increase demand while reducing prices and costs.

        Patents protecting Roundup expired in several countries in 1991, and compound per se patent protection for the active ingredient in Roundup herbicide expired in the United States in 2000. As a result, Roundup herbicide will face increasing competition in the future, including in the United States. We intend to respond to this increasing competition through a combination of (1) marketing and logistics strategies, (2) selective pricing reductions and (3) decreasing production costs.

        The success of our marketing and logistics strategies will depend on the continued expansion of conservation tillage practices and of Roundup Ready seed acreage, and on our ability to develop new formulations, services and marketing programs that are attractive to our customers, and on the continued success of our unique logistics and distribution systems. We also make use of price reductions in selected markets, but there can be no guarantee that price reductions will stimulate enough volume growth to offset the effect of price reductions and increase revenues. Our ability to reduce production costs will depend on our ability to increase volumes and to develop technological innovations.

Adverse outcomes of litigation and other contingent liabilities could adversely affect our financial condition.

        We are involved in numerous major lawsuits regarding intellectual property issues, biotechnology issues, antitrust allegations, contract disputes, and other matters. Adverse outcomes could subject us to substantial damages or limit our ability to sell our products. See “Summary--Recent Developments--Legal Proceedings.”

Our intellectual property rights are very important to us; uncertainties and disputes about our intellectual property could adversely affect us.

        We have devoted significant resources to obtaining and maintaining our intellectual property rights, which are material to our business. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions, Plant Variety Protection Act registrations and licensing arrangements to establish and protect our intellectual property. We seek to preserve our intellectual property rights and to operate without infringing the proprietary rights of third parties. Intellectual property positions are extremely important within the agricultural biotechnology industry.

        There is some uncertainty about the value of available patent protection in certain countries outside the United States. Moreover, the patent positions of biotechnology companies involve complex legal and factual questions. Rapid technological advances and the number of companies performing such research can create an uncertain environment. Patent applications in the United States may be kept secret, or if published like those outside the United States, published 18 months after filing. Accordingly, competitors may be issued patents from time to time without any prior warning to us. That could decrease the value of similar technologies that we are developing. Because of this rapid pace of change, some of our products may unknowingly rely on key technologies already patent-protected by others. If that should occur, we would be required to obtain licenses to such technologies to continue to use them.

        Certain of our seed germplasm and other genetic material, patents and licenses are currently the subject of litigation, and additional future litigation is anticipated. Although the outcome of such litigation cannot be predicted with certainty, we will continue to defend and litigate our positions vigorously. See "Summary--Recent Developments--Legal Proceedings."

We may have liabilities in the future relating to Solutia Inc.

        We have assumed certain liabilities relating to the former agricultural and chemical businesses conducted by Pharmacia, which liabilities were assumed by Solutia Inc. in connection with its spinoff from Pharmacia, to the extent that Solutia fails to pay, perform or discharge those liabilities. See “Summary--Recent Developments--Solutia Inc.”

Our business is affected by weather conditions and commodity prices.

        Our business is subject to weather conditions and natural disasters that affect commodity prices, seed yields, and grower decisions about purchases of seeds, traits and herbicides. In addition, crop commodity prices continue to be at very low levels. There can be no assurance that this trend will not continue. These lower commodity prices affect growers' decisions about the types and amounts of crops to plant and may negatively influence sales of our herbicide, seed and biotechnology products.

We may not be successful in developing and introducing new products.

        If we are not successful in our ongoing efforts to develop and market new products, our revenues would be adversely affected. Our ability to develop and introduce new products to market, particularly new agricultural biotechnology products, will depend on, among other things, the availability of sufficient financial resources to fund research and development needs; the success of our research and development efforts; our ability to gain acceptance through the chain of commerce (e.g., by processors, food companies and consumers); our ability to obtain regulatory approvals; the demonstrated effectiveness of our products; our ability to produce new products on a large scale and to market them economically; our ability to develop, purchase or license required technology; and the existence of sufficient distribution channels.

Sales of our biotechnology products may be adversely affected by regulatory barriers or market resistance.

        We continue to work with consumers, customers and regulatory bodies to encourage understanding of modern biotechnology, crop protection and agricultural biotechnology products. Biotechnology has enjoyed and continues to enjoy substantial support from the scientific community, regulatory agencies and many governmental officials around the world. However, public attitudes may be influenced by claims that genetically modified plant products are unsafe for consumption or pose unknown risks to the environment or to traditional social or economic practices, even if such claims have little or no scientific basis. The development and sales of our products have been, and may in the future be, delayed or impaired because of adverse public perception or extreme regulatory caution in assessing the safety of our products and the potential effects of these products on other plants, animals, human health and the environment.

        Securing governmental approvals for, and consumer confidence in, products developed through biotechnology poses numerous challenges, particularly outside the United States. If crops grown from seeds that were developed through biotechnology are not yet approved for import into certain markets, growers in other countries may be restricted from introducing or selling their grain. In addition, because these products have not been approved for some markets, some companies in the food industry have sought to establish supplies of non-genetically-modified crops, or have refused to purchase crops grown from seeds developed through biotechnology. Resulting concerns about trade and marketability of these products may deter farmers from planting them, even in countries where planting and consumption have been fully approved.

Securing necessary approvals for our products can be difficult, time consuming and costly, and additional obstacles may arise in the future.

        The field testing, production and marketing of our products are subject to extensive regulations and numerous government approvals, which vary widely among jurisdictions. Obtaining necessary regulatory approvals can be time consuming and costly, and there can be no guarantee of the timing or granting of approvals. Regulatory authorities can block the sale or import of our products, order recalls, and prohibit planting of seeds containing our technology. As agricultural biotechnology continues to evolve, new unanticipated restrictions and burdensome regulatory requirements may be imposed which could harm our results of operations. In addition, international agreements may affect the treatment of biotechnology products.

The presence of unintended biotechnology traits in the market can affect our business.

        The detection of unintended (adventitious) presence can result in the withdrawal of seed lots from sale, or in governmental regulatory compliance actions such as crop destruction or product recalls in some jurisdictions. Concerns about seed quality related to biotechnology could also lead to additional requirements such as seed labeling and traceability. Concerns about unintended biotechnology traits in grain or food could lead to additional government regulations and to consumer concerns about the integrity of the food supply chain from the farm to the finished product.

        Together with other seed companies and industry associations, we are actively seeking sound, science-based rules and regulatory interpretations that would clarify the legal status of trace adventitious amounts of biotechnology traits in seed, crops and food. This may involve the establishment of threshold levels for the adventitious presence of biotechnology traits, and standardized sampling and testing methods. Although we believe that thresholds are already implicit in some existing laws, the establishment of appropriate regulations would provide the basis for recognition and acceptance of the adventitious presence of biotechnology traits.

Our international operations are subject to many risks, including those relating to currency exchange rates, exchange controls, regulatory and trade matters.

        Sales outside the United States make up a substantial portion of our revenues, and we intend to continue to actively explore international sales opportunities. In addition, we engage in manufacturing, seed production, sales and/or research and development in many parts of the world. Although we have operations in virtually every region, our sales outside the United States are principally in Argentina, Brazil, Canada, France, Mexico, Australia and Japan. Accordingly, developments in those parts of the world generally have a more significant effect on our operations than developments in other places. Operations outside the United States are potentially subject to a number of unique risks and limitations, including, among others, fluctuations in currency values and foreign-currency exchange rates; exchange control regulations; changes in tax policies; changes in a specific country's or region's political or economic conditions; weather conditions; import and trade restrictions; import or export licensing requirements and trade policy; unexpected changes in regulatory requirements; and other potentially detrimental domestic and foreign governmental practices or policies affecting United States companies doing business abroad. Weakened economies may cause future sales to decrease because customers may purchase fewer goods in general, and also because imported products could become more expensive for customers to purchase in their local currency. Changes in exchange rates may affect our earnings, the book value of our assets outside the United States and our equity. See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook—Latin America.”

We face extensive competition; some of our competitors have substantially greater resources than we do.

        A number of companies are engaged in plant biotechnology research. Technological advances by others could render our products less competitive. In addition, the ability to be first to market a new product can result in a significant competitive advantage. We believe that competition will intensify, not only from agricultural biotechnology firms but also from major agrichemical, seed and food companies with biotechnology laboratories. Some of our agricultural competitors have substantially greater financial, technical and marketing resources than we do.

If we do not have ongoing access to substantial short-term financing, that would adversely affect our business.

        Like many other agricultural companies, we regularly extend credit to our customers to enable them to acquire agricultural chemicals and seeds at the beginning of the growing season. Our credit practices, combined with the seasonality of our sales, make us dependent on our ability to obtain substantial short-term financing to fund our cash flow requirements, on our ability to collect customer receivables, and on our ability to repatriate funds from operations outside the United States. Our need for short-term financing typically peaks in the second quarter. Downgrades in our credit rating or other limitations on our ability to access short-term financing, including our ability to refinance our short-term debt as it becomes due, would increase our interest costs and adversely affect our sales and our profitability.

To the extent that we are not able to access long-term debt markets, we will be subject to refinancing risks.

        We have announced that we anticipate seeking additional long-term debt capital in the near future. To the extent that we are unable to access long-term debt financing, we will continue to be exposed to refinancing risks including changes in prevailing interest rates. In addition, if we are unable to access long-term debt financing, that may adversely affect our credit ratings.

Our business may be adversely affected by distributors' inventory levels.

        In certain regions, particularly the United States and Latin America, distribution channel inventories for Roundup herbicide have increased. High product inventory levels at our distributors may cause revenues to suffer in future periods as these distributor inventories are worked down, particularly in the event of unanticipated price reductions. We have announced a plan to reduce channel inventories in Latin America as a part of our plan to reduce our risk in that region. See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook—Latin America.” If we are unable to maintain appropriate levels of inventory in the distribution channel, our results of operations may be harmed.

If we are not able to manage our costs successfully and to reflect cost increases in our prices, our profitability will be adversely affected.

        Our ability to meet our short and long-term objectives requires that we manage our costs successfully, without adversely affecting our performance. Changing business conditions or practices may require us to reduce costs to remain competitive. If we are unable to identify cost savings opportunities and successfully reduce costs and maintain cost reductions, our profitability will be affected. Our profitability will also be affected to the extent that we incur cost increases which we are not able to offset through price increases in our products.

Accounting changes and changes in estimates may adversely affect our financial results.

        In accordance with generally accepted accounting principles, we adopt certain accounting policies, such as policies related to the timing of revenue recognition and other policies described in our financial statements. Changes to these policies may affect future results. There may also be changes to generally accepted accounting principles, which may require adjustments to financial statements for prior periods and changes to our accounting policies and financial results prospectively. In addition, we must use certain estimates, judgments and assumptions in order to prepare our financial statements. For example, we must estimate matters such as levels of returns, collectibility of receivables, and the probability and amount of future liabilities. If actual experience differs from our estimates, adjustments will need to be made to financial statements for future periods, which may affect revenues and profitability. Finally, changes in our business practices may result in changes to the way we account for transactions, and may affect comparability between periods.

Risks Related to the Offering

There is no established trading market for the Notes, which means there are uncertainties regarding the ability of a holder to dispose of the Notes and the potential sale price.

         The Notes constitute a further issuance of, and will be consolidated with, the 7 3/8% Senior Notes due August 15, 2012 issued on August 14, 2002 and form a single series with those notes. There is no established trading market for this series of notes. We have not applied to list the Notes on any national securities exchange or inter-dealer quotation system. The underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The underwriters may discontinue any market making in the Notes at any time, in their sole discretion. As a result, we are unable to assure you as to the liquidity of any trading market for the Notes.

        We also cannot assure you that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the Notes. Future trading prices of the Notes will depend on many factors, including:

  our operating performance and financial condition;
  the interest of securities dealers in making a market; and
  the market for similar securities.

        There may be a limited number of buyers when you decide to sell your Notes. This may affect the price you receive for your Notes or your ability to sell your Notes at all. You should not purchase Notes unless you understand and know you can bear all of the investment risks involving the Notes.

The credit ratings assigned to the Notes may not reflect all risks of an investment in the Notes.

        The credit ratings assigned to the Notes reflect the rating agencies' assessments of our ability to make payments on the Notes when due. Consequently, real or anticipated changes in these credit ratings will generally affect the market value of the Notes. These credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors related to the value of the Notes.

The Notes are unsecured obligations of Monsanto, and will be structurally subordinated to the indebtedness of Monsanto's subsidiaries.

         The Notes are the unsecured and unsubordinated obligations of Monsanto and rank equally in right of payment with all other existing and future unsecured and unsubordinated obligations of Monsanto. The Notes are not secured by any assets of Monsanto or its subsidiaries. If Monsanto becomes insolvent or is liquidated, or if payment under any secured obligation of Monsanto is accelerated, the lenders under that secured obligation will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the terms of the agreement securing that obligation. Any claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the Notes with respect to those assets. Accordingly it is possible that there would be insufficient assets remaining to satisfy Noteholders' claims fully. Assuming the Notes were sold as of July 31, 2002, Monsanto would have had approximately $2.133 billion of total consolidated indebtedness outstanding, including $800 million under our 7 3/8% Senior Notes due August 15, 2012 (which includes the Notes offered hereby) and approximately $1.333 billion of other unsubordinated debt, none of which is secured. In addition, Monsanto conducts substantial activities through its subsidiaries, and relies on dividends and advances from those subsidiaries, which are subject to restrictions under applicable state law and otherwise. Any right of the holders of the Notes to participate in the assets of any of our subsidiaries upon the subsidiary's liquidation or recapitalization will be effectively subordinated to the claims of the subsidiary's third party creditors and preferred stockholders, if any.

USE OF PROCEEDS

         We expect that the net proceeds to Monsanto from the Notes offering will be approximately $196.9 million, after deducting underwriting discounts and estimated expenses. We intend to use the net proceeds we receive from the sale of Notes to repay short-term debt owned to Pharmacia and to reduce commercial paper borrowings. As of August 23, 2002, the outstanding balance of the Pharmacia short-term debt was $150 million with an interest rate of 1.866% and a maturity date of November 15, 2002. As of August 23, 2002, the amount of commercial paper outstanding was $867.8 million with a weighted average interest rate of 1.846% and a weighted average remaining maturity of 14 days. Pending such use, we may temporarily invest the net proceeds in interest-bearing securities.

CAPITALIZATION

         The following table sets forth our cash and cash equivalents, short-term debt and capitalization as of June 30, 2002 (1) on an actual basis and (2) as adjusted to reflect the offering of, and application of the proceeds from, (a) the $200 million aggregate principal of Notes offered hereby and (b) the $600 aggregate principal amount of 7 3/8% Senior Notes due August 15, 2012 issued on August 14, 2002. The Notes offered hereby constitute a further issuance of the notes issued August 14, 2002. You should read this information in conjunction with the information under “Use of Proceeds,” “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes that are incorporated by reference herein.

	June 30, 2002
	Actual	As Adjusted
	(unaudited)
	(dollars in millions)
Cash and cash equivalents	$ 277	$ 277

Short-term debt (1)
Commerical Paper	$ 926	$ 276
Current maturities of long-term debt	69	69
Related-party short-term loan payable (2)	194	44
Other	32	32
Total short-term debt	$ 1,221	$ 421

Long-term debt:
Notes offered hereby	—	$ 800
Commercial paper (1)	$ 500	500
Other long-term debt	381	381
Total long-term debt	881	1,681

Shareowners' equity:
Common stock (authorized: 1,500,000,000 shares, par value ($0.01) Shares issued: 260,000,037 as of March 31, 2002	3	3
Additional contributed capital	8,055	8,055
Retained earnings (loss) (3)	(1,478)	(1,478)
Accumulated other comprehensive loss	(837)	(837)
Reserve for ESOP debt retirement	(30)	(30)
Total shareowners' equity	5,713	5,713
Total capitalization	$ 6,594	$ 7,394

(1)

As of June 30, 2002, we had a total of approximately $1,426 million of outstanding commercial paper, of which approximately $926 million was classified as short-term debt and $500 million was classified as long-term debt. The $500 million of commercial paper was classified as long-term debt because we had the intention and ability to refinance such obligations on a long-term basis.

(2)

On August 13, 2002, Monsanto repaid its outstanding short-term debt to Pharmacia and entered into a new short-term debt arrangement with Pharmacia for $150 million. Monsanto intends to use a portion of the proceeds of the Notes to repay the new short-term debt with Pharmacia. As a result, the related party debt to Pharmacia will be reduced to zero following the application of the proceeds from the offering. See “Use of Proceeds.”

(3)

Includes (a) the $200 million aggregate principal of Notes offered hereby and (b) the $600 aggregate principal amount of 7 3/8% Senior Notes due August 15, 2012 issued on August 14, 2002. The Notes offered hereby constitute a further issuance of the notes issued August 14, 2002.

SELECTED CONSOLIDATED FINANCIAL DATA

        The consolidated results of operations data and cash flow data of Monsanto for each of the five years in the period ended December 31, 2001, and the consolidated financial position data as of December 31, 2001, 2000, 1999 and 1998 are derived from our consolidated financial statements which have been audited by Deloitte & Touche LLP, independent auditors, and which are incorporated herein by reference. The consolidated financial position data as of December 31, 1997 is derived from our unaudited combined financial statements, and the selected financial data as of and for the six months ended June 30, 2002 and 2001 are derived from our unaudited financial statements for the respective periods, which are incorporated herein by reference. In the opinion of our management, the unaudited financial statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the results of operations, financial position and cash flows of our company as of the date of and for the periods presented. Our results for any interim period are not necessarily indicative of the results to be expected for the full year. With respect to the time period prior to September 1, 2000, the financial information is that of the agricultural business of Pharmacia. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes thereto, which are incorporated by reference into the accompanying prospectus, and “Management's Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement.

Six Months Ended
June 30,		Year Ended December 31,
2002	2001	2001	2000	1999	1998	1997
(unaudited)						(unaudited)
		(dollars in millions)
Results of operations data:
Net sales (1)	$2,774	$3,317	$5,462	$5,493	$5,248	$4,448	$3,673
Cost of goods sold	1,352	1,521	2,817	2,770	2,556	2,149	1,729
Selling, general and administrative
expenses	699	628	1,183	1,253	1,237	1,135	869
Research and development expenses	256	270	560	588	695	536	409
Amortization and adjustments of
goodwill	—	61	121	212	128	77	20
Restructuring charges, net	57	52	122	103	22	94	—
Interest expense, net	(29)	(44)	73	184	243	94	20
Other income (expense), net (3)	(36)	(32)	(127)	(49)	(104)	(21)	8
Income (loss) before income taxes and
cumulative effects of accounting
changes (2)(3)	345	709	459	334	263	(60)	1
Income tax provision (credit) (3)	(112)	(265)	(164)	(159)	(113)	(65)	30
Income (loss) before cumulative effects
of accounting changes	233	444	295	175	150	(125)	31
Cumulative effects of changes in
accounting principles (1)(4)	(1,822)	—	—	(26)	—	—	—
Net income (loss)	(1,589)	444	295	149	150	(125)	31
Financial position data (at end of period):
Cash and cash equivalents	$277	$236	$307	$131	$26	$37	$36
Total assets (4)	9,844	12,302	11,429	11,726	11,101	10,891	5,123
Long-term debt (5)	881	902	893	962	4,278	4,388	1,000
Total shareowners’ equity (4)	5,713	7,500	7,483	7,341	4,645	4,125	2,386
Cash flow data:
Net cash provided (required) by operations	$(347)	$(384)	$616	$671	$120	$(528)	$248
Net cash required by investing activities	(84)	(247)	(433)	(935)	(415)	(4,544)	(1,878)
Net cash provided by (used in) financing
activities	401	736	(7)	369	284	5,073	1,581
Other data (unaudited):
EBIT (3)(6)	$374	$753	$532	$518	$506	$34	$21
EBITDA (3)(6)	603	1,022	1,082	1,064	1,053	402	266
Working capital	2,772	2,487	2,420	2,216	2,323	1,879	1,000
Free cash flow (6)	(431)	(631)	183	(264)	(295)	(5,072)	(1,630)

(1)

In 2000, Monsanto adopted Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, the SEC interpretation of accounting guidelines on revenue recognition. Monsanto’s adoption of SAB 101 primarily affected its recognition of license revenues from biotechnology traits sold through third-party seed companies. Monsanto adopted the provisions of SAB 101 as an accounting change, recognizing as a cumulative effect of a change in accounting principle a loss of $26 million, net of taxes of $16 million, effective January 1, 2000.

(2)

Pretax income for the first six months of 2002 included $66 million in pretax charges associated with our 2002 restructuring plan to streamline operations. Pretax income for the first six months of 2001 included $69 million in net pretax charges primarily associated with our 2000 restructuring plan to focus on key crops and to streamline operations. Pretax income for 2001 and 2000 included $213 million and $261 million, respectively, in net pretax charges primarily associated with the 2000 restructuring plan, net of the reversal of certain restructuring reserves. Pretax income in 2001 also included $60 million of other expense-net, to reflect the effects of three separate litigation matters and the $4 million loss on the early extinguishment of debt discussed in note (3). Pretax income for the year ended 1999 included a $101 million pretax charge associated with a failed merger and accelerated business integration costs, net of the reversal of restructuring reserves established in 1998 and a gain on a divestiture. For the year ended 1998, it included $604 million of pretax costs for restructuring charges and for the write-off of acquired in-process research and development. For the year ended 1997, it included pretax charges of $633 million for the write-off of acquired in-process research and development.

(3)

In the second quarter of 2001, the Pharmacia Savings and Investment Plan was separated into two separate plans, one that benefits employees of Pharmacia and one that benefits employees of Monsanto. As a result, in 2001 Monsanto recognized a $4 million pretax ($2 million after tax) extraordinary loss related to the early retirement of Employee Stock Ownership Plan (ESOP) debt. In April 2002, Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections as of April 2002, was issued and required that the loss from early retirement of debt be reclassified from extraordinary loss into operating income. In accordance with SFAS No. 145, the 2001 results have been restated to reclassify the $4 million pretax extraordinary loss as other expense and reclassify the $2 million tax benefit as an offset to income tax expense.

(4)

On January 1, 2002, Monsanto adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only method. Under SFAS No. 142, all goodwill amortization ceased effective January 1, 2002. Goodwill was tested for impairment in conjunction with a transitional goodwill impairment test in 2002 and will be tested at least annually hereafter. The transitional goodwill impairment test was completed during the second quarter of 2002, resulting in a $1.984 billion pretax impairment charge ($1.822 billion aftertax) relating to our corn and wheat reporting units. This impairment charge was recorded as a cumulative effect of accounting change effective January 1, 2002.

SFAS No. 142 did not require prior periods to be restated. The following table sets forth on an aftertax pro forma basis what the earnings for 1999, 2000 and 2001 would have been if the provisions of SFAS No. 142 had been applied on January 1, 1999. This pro forma information does not include the results of the transitional impairment test discussed above.

Year ended December 31,
(in millions)
2001	2000	1999

Reported net income	$295	$149	$150
Goodwill amortization, net of tax	105	108	112
Effects of useful life adjustments, net of tax	1	1	1

Adjusted net income	401	258	263
Cumulative effects of changes in accounting principles	—	26	—

Adjusted income before cumulative effect of changes in
accounting principles	$401	$284	$263

(5)	For periods prior to September 1, 2000, long-term debt is long-term debt of parent attributable to Monsanto.

(6)

Free cash flow is cash flow from operations less cash required for investing activities. EBIT is net income (loss) before cumulative effects of accounting changes, interest and income taxes. EBITDA is EBIT without the effects of depreciation and amortization expense. Free cash flows, EBIT and EBITDA are not intended to replace presentations of net income (loss), cash flows, financial position or comprehensive income (loss), and they are not measures of financial performance as determined in accordance with generally accepted accounting principles in the United States.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion is taken from Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Form 10-Q for the quarter ended June 30, 2002 and our Form 10-K for the fiscal year ended December 31, 2001. The information reflects our circumstances as of the dates specified in those reports, and has not been updated to reflect subsequent developments. The information set forth below is qualified by reference to the information included under that heading, as well as by all other subsequent information we may file with the Securities and Exchange Commission prior to the completion of the offering of the Notes.

         The primary operating performance measure for our two segments (Agricultural Productivity and Seeds and Genomics) is earnings (loss) before cumulative effect of accounting change, interest and income taxes (EBIT). Our seed company acquisitions in 1998 and 1997 affected results by substantially increasing amortization expense associated with intangible assets recorded at the time of acquisition. EBIT prior to 2002 included amortization expense related to goodwill and other intangible assets, a majority of which related to these seed company acquisitions. However, since the adoption on January 1, 2002 of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, we no longer amortize our goodwill. Thus, EBIT in 2002 only reflects amortization related to other intangible assets. Accordingly, management believes that earnings (loss) before cumulative effect of accounting change, interest, income taxes, depreciation and amortization (EBITDA) is an appropriate measure for evaluating the operating performance of our business. EBITDA eliminates, among other things, the effects of depreciation of tangible assets and amortization of intangible assets, most of which resulted from the seed company acquisitions accounted for under the purchase method of accounting. Prior to the second quarter of 2002, we also disclosed EBIT (excluding special items) and EBITDA (excluding special items), which disclosures excluded special items which significantly affected our results for the periods presented. Commencing with the our Form 10-Q for the quarter ended June 30, 2002, we no longer present EBIT (excluding special items) and EBITDA (excluding special items).

         The presentation of EBITDA is intended to supplement investors' understanding of our operating performance. EBITDA may not be comparable to other companies' EBITDA performance measures. EBITDA is not intended to replace net income (loss), cash flows, financial position, or comprehensive income (loss), as determined in accordance with accounting principles generally accepted in the United States.

Results of Operations

         First Six Months of 2002 Compared to First Six Months of 2001

         We recognized a net loss of $1.6 billion, or $6.02 per share, for the first six months of 2002. For the first six months of 2001, we recognized net income of $444 million, or $1.68 per share. The following factors affected the year-to-date comparison:

  $1.8 billion aftertax goodwill impairment upon adoption of SFAS No. 142, which was recorded as of January 1, 2002, as a cumulative effect of a change in accounting principle (see “New Accounting Standards” below);

  lower volumes and prices of Roundup herbicides, particularly in the United States;

  establishment of a $154 million pretax bad debt reserve related to Argentine receivables;

  actions in 2002 to reduce risk in Latin America, due to continued economic and market uncertainties;

  last year's change to a royalty system for our biotechnology traits, which shifted revenues from the second quarter of 2002 to the last half of 2001 and the first quarter of 2002;

  higher-than-anticipated Latin America (primarily Brazil) corn seed returns in 2001;

  absence of goodwill amortization in 2002, as a result of adopting SFAS No. 142; and

  gain from sales of certain herbicide assets for use in certain ex-U.S. markets.

         Net sales declined 16 percent to $2.8 billion in the first half of 2002 from first half 2001 net sales of $3.3 billion. Sales from the Agricultural Productivity and, to a lesser extent, the Seeds and Genomics segments declined due to a variety of factors. In the Agricultural Productivity segment, sales declined due to lower volumes and lower average selling prices of our Roundup and other glyphosate-based herbicides. The lower volumes were due in part to wet spring weather conditions in key U.S. planting regions. In the Seeds and Genomics segment, first half 2002 net sales were lower than first half 2001 net sales because of our move last year from a technology fee system to a royalty system. Under this new model, certain trait revenues that would have previously been recognized in the second quarter were recognized in the third and fourth quarters of the previous year and the first quarter of the current year.

         We have begun to implement certain actions and changes to our business model to address the continued economic uncertainty and unfavorable market conditions in Latin America. These actions have affected and will continue to affect sales and EBIT in 2002, and are intended to reduce working capital levels and reduce our credit risk and exposure in Argentina and Brazil. In Argentina, we continue to sell primarily for cash or grain, which we expect will delay farmers' purchasing decisions and move sales even closer to the use season. The economic conditions, coupled with our actions in the second quarter, reduced Roundup sales in Argentina. Corn seed sales in Argentina also declined, as we recorded additional return accruals in response to the declining corn market that has been affected by economic conditions and last year's flooding. Higher-than-anticipated returns of relatively high-priced corn seed in Latin America (primarily Brazil) negatively affected first-half sales in 2001. For a more detailed discussion of these and other factors affecting first-half segment sales, see “Agricultural Productivity Segment” and “Seeds and Genomics Segment.”

         Cost of goods sold declined 11 percent to $1.4 billion for the first six months of 2001 from $1.5 billion for the same period in 2001, reflecting lower sales in the segment. Gross profit decreased 21 percent to $1.4 billion for the six months ended June 30, 2002, compared with gross profit of $1.8 billion for the six months ended June 30, 2001. This decline was attributable to lower Roundup sales, and to a lesser extent, lower Seeds and Genomics gross profit. As a percent of sales, gross profit declined three percentage points, from 54 percent in the first half of 2001 to 51 percent during the same period this year. This decline was principally because of lower average Roundup selling prices and the shift in relatively high-margin trait revenues to earlier quarters.

         Selling, general and administrative expenses for the first half of 2002 decreased 14 percent when compared with the same period in 2001, and remained relatively unchanged as a percentage of sales. We have achieved these lower spending levels through our continued emphasis on cost management. SG&A expenses also reflect lower employee-related costs, as well as an approximate $25 million reduction of costs stemming from our agreement to sell certain Monsanto herbicide assets to Nissan Chemical Industries, Ltd., for use in the Japanese market. Excluding the effect of the Nissan transaction, SG&A as a percent of sales would have increased one percentage point, reflective of lower sales in the first half of 2002, when compared with the first half of 2001.

         In the first half of 2002, we recorded $167 million of bad debt expense, $154 million of which relates to estimated uncollectible trade receivables in Argentina. This allowance was established because of the continued economic deterioration and market conditions in Argentina. For further discussion of the economic conditions in Argentina and their effect on our business, see “Outlook-Latin America.” Bad debt expense for the first half of 2001 was minimal.

         R&D expenses for the first six months of 2002 decreased 5 percent when compared with the same period last year. As a percent of sales, R&D spending increased approximately 1 percentage point, reflective of lower sales in 2002. The majority of planned savings in R&D from our prior restructuring plans have been substantially realized in our 2001 and 2002 results, and we have not yet begun to realize the full savings from our 2002-restructuring plan.

         Operating results in 2002 include the positive effect of SFAS No. 142, the new accounting standard related to the amortization of goodwill. In the first half of 2001, we recorded $61 million of goodwill amortization expense. Since adoption of SFAS No. 142 on January 1, 2002, we no longer amortize our goodwill.

         Results for the first half of 2002 include charges relating to our 2002 restructuring plan, while 2001 results include charges relating to our 2000 restructuring plan to focus on key crops. Of the $66 million of expenses recognized to-date relating to our 2002 plan, $57 million were recognized as restructuring charges - net. Of the $69 million of expenses realized in the first half of 2001 relating to our 2000 restructuring plan, $52 million were recognized as restructuring charges - net. For further details on both plans, see “Events Affecting Comparability.”

         Interest expense, net of interest income, decreased 34 percent. This decline can be attributed to lower interest rates and lower average borrowing levels throughout 2002.

         Other expense - net increased $4 million from $32 million for the first half of 2001 to $36 million for the first half of 2002. Other expense - net for both periods was affected by a number of items. In 2002, we recorded:

  currency losses reflecting the further devaluation of our net assets denominated in Argentine pesos;

  approximately $20 million of other income related to sales of certain herbicide assets for use in ex-U.S. markets, including the Nissan transaction in Japan and a smaller transaction in the Australia and New Zealand markets;

  other income of $10 million related to gains that were realized upon the sale of equity securities; and

  other expense related to a broad-reaching business agreement between Monsanto and certain subsidiaries, E.I. du Pont de Nemours (DuPont) and DuPont's Pioneer Hi-Bred International Inc. subsidiary, resolving a number of important business and patent disputes between them, and also agreeing to new business arrangements, including the granting of licenses.

         In 2001, we recognized:

  other income from a deferred payout provision related to a past business divestiture;

  the impairment of an equity investment; and

  a loss related to the early extinguishment of Employee Stock Ownership (ESOP) debt that was previously classified as an extraordinary loss (see “New Accounting Standards” below for further details).

         Income tax provision for the first six months of 2002 decreased approximately 58 percent, reflective of the lower pretax income during the period. The effective tax rate decreased to 32 percent for the first half of 2002, from 37 percent for the first half of 2001. The absence of goodwill amortization has led to an improvement in the effective tax rate in 2002 because the majority of our historical goodwill amortization was not deductible for tax purposes.

        Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        In 2001, net sales were $5.5 billion, down $31 million, or 1 percent, from sales in 2000. The effects of exchange rates for foreign currency, particularly the Brazilian real and to a lesser extent the Japanese yen and the euro, unfavorably affected sales by 3 percent. Increased sales in the Seeds and Genomics segment were more than offset by an overall decline in the sales of the Agricultural Productivity segment. Seeds and Genomics net sales in 2001 benefited from higher biotechnology trait revenues and from our Latin American grain sales program, while higher-than-anticipated conventional corn seed returns in Latin America reduced sales. The increased trait revenues were attributable primarily to a shift in timing. Our decision to change trait fees from a technology fee system to a royalty system has shifted certain trait revenues from the first half of 2002 to the last half of 2001. This new structure contributed approximately $90 million, or $0.34 per share, to 2001 net income (with approximately $25 million, or $0.09 per share, recognized in the third quarter, and approximately $65 million, or $0.25 per share, recognized in the fourth quarter). The higher trait revenues also reflect a royalty payment related to the resolution of issues regarding our YieldGard corn trait, the effects of a higher royalty rate for Roundup Ready soybeans and the increased demand for our biotechnology traits. In the Agricultural Productivity segment, our animal agriculture and lawn and garden herbicide businesses delivered sales increases. But these increases were more than offset by lower sales of Roundup and other glyphosate products. Continued growth of Roundup Ready crops and further expansion of conservation tillage practices drove up sales volumes of Roundup and other glyphosate herbicides, but the effects of lower average selling prices resulted in lower sales dollars.

        Cost of goods sold in 2001 increased 2 percent, or $47 million, to $2.8 billion from cost of goods sold in 2000. Start-up expenses in 2001 associated with our new manufacturing facility in Camacari, Brazil, led to an increase in cost of goods sold. Our investments in improved technologies are part of our plan to increase overall glyphosate production capacity and to operate more cost-effectively. Both years included charges to cost of goods sold related to our restructuring plan to focus on key crops and to streamline certain of our glyphosate manufacturing facilities. Excluding the costs related to our restructuring plan, we reduced unit manufacturing costs of Roundup and other glyphosate herbicides by 3 percent.

        Gross profit declined 3 percent, or $78 million, to $2.6 billion. An increase in high-margin trait revenues was more than mitigated by the negative effects of corn seed returns in Latin America and an overall decline in net selling prices of Roundup products. As a result of these factors, gross profit as a percent of sales declined one percentage point from 2000 to 2001.

        SG&A decreased approximately 6 percent to $1.2 billion in 2001, compared with $1.3 billion in 2000. This decline was attributable to our continued cost management efforts and the absence of amortization expense related to certain assets that became fully amortized during 2000 and lower employee-related expenses. Research and development expenses decreased 5 percent to $560 million for 2001 from $588 million for 2000. Our reduced R&D spending reflects our actions to focus on our key crops and to eliminate certain research projects. As a percent of net sales, both SG&A and R&D expenses improved when compared with 2000 percentages: SG&A expenses declined to 21.7 percent from 22.8 percent, and R&D declined to 10.3 percent from 10.7 percent.

        Amortization and adjustments of goodwill declined 43 percent to $121 million in 2001, compared with $212 million in the prior year. In 2000, we wrote down $88 million of goodwill, primarily associated with a decision to terminate certain nutrition programs. Excluding this write-down, amortization was relatively unchanged in a year-over-year comparison.

        Net interest expense in 2001 decreased 60 percent to $73 million in 2001 from $184 million in the prior year. This decrease largely reflects the $2.9 billion debt reduction that resulted from Monsanto's separation from Pharmacia and our IPO in 2000. Monsanto also benefited from lower interest rates during 2001, as our borrowings are primarily in commercial paper.

        A number of factors affected other expense-net in 2001, which increased substantially to $123 million, compared with $49 million in 2000. Three separate legal matters affected other expense-net in 2001, resulting in a net charge of $60 million. In 2001, Monsanto recognized $15 million of other expense to reflect the devaluation of the Argentine peso. The new Argentine government has begun to implement several reforms intended to stabilize the economic environment in the country, including the devaluation of the Argentine peso in January 2002. As a result, the portion of Monsanto's net assets denominated in Argentine pesos was adjusted, resulting in the $15 million charge. Other expense in 2001 included a $4 million loss related to the early retirement of ESOP debt. Other expense in 2001 also included impairments of equity investments; other expense in 2000 reflected a write-down of our investment in marketable equity securities. The effects of these expenses were slightly offset in 2001 by other income from a deferred payout provision related to a past business divestiture and gains on the sale of equity securities.

        Pretax income increased approximately 39 percent, or $129 million, primarily because of reduced operating expenses and lower interest expense during 2001. The absence of the $88 million goodwill write-down in 2000 also contributed to the higher pretax income in 2001. The effective tax rate decreased to 36 percent from 48 percent in the prior year, primarily because the aforementioned write-down of goodwill in 2000 was not deductible. Improved expectations of the recovery of certain Brazilian deferred tax assets also contributed to the lower effective tax rate in 2001.

        Net income totaled $295 million, or $1.12 per share, for the year ended December 31, 2001, compared with $149 million, or $0.58 per pro forma share, for 2000. Both periods included special items. Net income for 2001 included net aftertax charges of $176 million, while 2000 net income included net aftertax charges of $197 million. Results for 2000 included a cumulative effect of accounting change of $26 million aftertax, or $0.10 per pro forma share. This cumulative effect of accounting change resulted from Monsanto's adoption of Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, the Securities and Exchange Commission interpretation of accounting guidelines on revenue recognition. Monsanto's adoption of SAB 101 in 2000 primarily affected its recognition of license revenues from biotechnology traits sold through competitor seed companies. Monsanto restated license revenues in 2000 to be recognized when a grower purchases seed as compared with the previous practice of recognizing the license revenue when the third-party seed company sold the seed into the distribution system. As a result, no license revenues from biotechnology traits sold by third-party seed companies were recognized in the fourth quarter of 2000, whereas the fourth quarter of 1999 included $42 million of such license revenues. As required by the provisions of SAB 101, Monsanto adopted its provisions as an accounting change in accordance with Accounting Principles Board (APB) Opinion No. 20, Accounting Changes, and Monsanto recognized the cumulative effect of a change in accounting principle as a loss of $26 million, net of taxes of $16 million, effective January 1, 2000.

        Excluding the special items in both periods, the extraordinary item in 2001 and the cumulative effect of an accounting change in 2000, net income for 2001 would have been $473 million, or $1.80 per share, a 27 percent increase over net income of $372 million, or $1.44 per pro forma share, for 2000.

        Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

        Net sales increased to $5.5 billion in 2000, compared with $5.2 billion in 1999. This increase was due primarily to a 6 percent increase in Roundup herbicide and other glyphosate product sales and, to a lesser degree, increased sales of Monsanto's selective chemistries and of lawn and garden herbicide products, as well as an increase in technology royalty revenues. Offsetting these gains were the effect of weaker foreign currencies, primarily the euro, and a 3 percent decline in our seed business revenue, due primarily to the divestiture of the Stoneville Pedigreed Seed business (Stoneville) in December 1999 and lower sales of conventional seeds.

        Cost of goods sold increased 8 percent to $2.8 billion in 2000 from $2.6 billion in 1999. The primary reason for this increase was an 18 percent increase in glyphosate product sales volumes. Start-up expenses associated with Monsanto's new manufacturing facility for Posilac bovine somatotropin in Augusta, Georgia, also contributed to increased cost of goods sold.

        Gross profit of $2.7 billion in 2000 remained relatively flat compared with 1999. Increased gross profit for the family of Roundup products and for seed sales that included biotechnology traits was primarily offset by lower gross profit in Monsanto's conventional seed and environmental technologies businesses, which reported lower net sales in 2000 than in 1999.

        Selling, general and administrative expenses increased slightly to $1.3 billion for 2000, compared with $1.2 billion for 1999. This increase was attributable primarily to increased spending on biotechnology acceptance and education programs in 2000. Also contributing to the increase in expenses were increased agency fees payable to The Scotts Company (Scotts) in our lawn and garden herbicide business because of the increase in sales in 2000. See “Our Agreement with The Scotts Company” for further details. R&D expenses decreased 15 percent to $588 million in 2000, compared with $695 million in 1999. This decrease was due primarily to the decision to reduce Monsanto's spending on noncore programs and to focus research programs on certain key crops.

        Amortization and adjustments of goodwill increased 66 percent to $212 million in 2000, compared with $128 million in the prior year, as a result of an $88 million write-down of goodwill, primarily associated with the decision to terminate the nutrition programs at Calgene. In 1999, we incurred an $8 million charge to amortization and adjustments of goodwill related to the termination of several research programs. Excluding these charges, amortization and adjustments of goodwill were relatively flat in 2000 compared with 1999.

        Net interest expense in 2000 decreased 24 percent to $184 million from $243 million in 1999, primarily reflecting the $2.9 billion reduction in debt resulting from our separation from Pharmacia and our IPO. Other expense-net decreased 53 percent to $49 million in 2000, compared with $104 million in 1999, primarily because of the inclusion in 1999 of $85 million in cost associated with the failed merger with Delta and Pine Land Company (Delta and Pine Land), partially offset by increased equity losses from affiliates ($16 million) and the write-down of our investment in a marketable equity security ($7 million) in 2000.

        Pretax income increased approximately 27 percent, or $71 million, primarily because of an increase in net sales and a decrease in operating expenses in 2000, which resulted in an increase in income tax expense of $46 million compared with the prior year. The increase in the effective tax rate to 48 percent from 43 percent in 1999 was primarily because the $88 million write-down of goodwill in 2000 was not deductible. See "Events Affecting Comparability--Special Items for 2000 and 2001" for further details.

        Net income totaled $149 million, or $0.58 per pro forma share, for the year ended December 31, 2000, compared with $150 million, or $0.58 per pro forma share, for 1999. However, net income for 2000 included a cumulative effect of accounting change of a loss of $26 million aftertax, or $0.10 per pro forma share. In addition, net income for 2000 and 1999 included special aftertax charges of $197 million and $81 million, respectively. Without these special charges in both periods and the cumulative effect of an accounting change in 2000, net income for 2000 would have been $372 million, or $1.44 per pro forma share, a 61 percent increase over net income of $231 million, or $0.90 per pro forma share, for 1999. See "Events Affecting Comparability" for further details.

Events Affecting Comparability

First Six Months of 2002 and 2001

         2002 Restructuring Plan: In April 2002, Monsanto's management approved a restructuring plan to further rationalize (i.e., consolidate or shut down) facilities and reduce the work force. In connection with this plan, Monsanto recorded $66 million pretax ($43 million aftertax) of net charges in the second quarter of 2002.

         These restructuring costs primarily relate to the closure of certain research sites and certain manufacturing sites, as well as work force reductions. The work force reductions include involuntary employee separation costs for approximately 450 employees worldwide, including positions in marketing, research and development, manufacturing and administration. The affected employees are entitled to receive severance benefits pursuant to established severance policies or by governmentally mandated labor regulations. Facility closures and other exit costs included expenses associated with contract terminations ($8 million), equipment dismantling and disposal ($4 million) and other shutdown costs ($4 million) resulting from the exit of certain research sites and certain manufacturing sites. The asset impairments related to property, plant and equipment. Cash payments to complete the actions related to this plan will be funded from operations and are not expected to significantly affect our liquidity. We anticipate that the actions related to this plan will yield annual cash savings of more than $50 million.

         During the second quarter of 2002, approximately 195 former employees received cash severance payments totaling $8 million. The work force reduction payments for the remaining 255 employees associated with these actions will be made by June 30, 2003.

         2000 Restructuring Plan: In 2000, Monsanto's management formulated a plan as part of the company's overall strategy to focus on certain key crops and streamline operations. In connection with this plan, Monsanto incurred $261 million of net charges in 2000. Restructuring and other special items, primarily associated with the implementation of this plan, were also recorded in 2001. These charges totaled $69 million pretax ($43 million aftertax) for the first six months of 2001, with $47 million ($30 million aftertax) recorded in the second quarter.

         The work force reduction costs for the three months and six months ended June 30, 2001, included involuntary employee separation costs for approximately 110 and 230 employees worldwide, respectively, including positions in administration, manufacturing and research and development related to noncore programs. The affected employees are entitled to receive severance benefits pursuant to established severance policies or by governmentally mandated labor regulations. Facility closures and other exit costs included expenses associated with contract terminations, equipment dismantling and disposal and other shutdown costs resulting from the exit of certain research programs and noncore activities. The asset impairments related to property, plant and equipment, other current assets and other intangible assets. In addition, $10 million and $11 million related to the write-off of inventories was recorded within cost of goods sold for the three months and six months ended June 30, 2001, respectively. These employee reductions, asset dispositions and other exit activities will be substantially completed by December 31, 2002. Cash payments to complete this restructuring plan will be funded from operations and are not expected to significantly affect the company's liquidity. We anticipate that these actions will yield annual cash savings of more than $100 million. The second quarter of 2001 also included a $6 million charge, recorded within other expense - net, for the impairment of an equity security due to adverse business developments of the investee.

         During the first two quarters of 2002, $3 million was paid to former employees whose involuntary termination benefits were recorded in 2001, but elected to defer payment until 2002. For the first two quarters of 2002, approximately 390 former employees received cash severance payments totaling $20 million. The work force reduction payments for the remaining 130 employees associated with this plan will be completed by the end of 2002. Exit costs of $13 million associated with contract terminations, equipment dismantling and disposal were also paid during the first half of 2002.

Special Items for 2000 and 2001

        2000 Restructuring Plan: In 2000, Monsanto's management formulated a plan as part of its overall strategy to focus on certain key crops and to streamline operations. Restructuring and other special items, primarily associated with the implementation of this plan, were recorded in 2000 and 2001. These charges totaled $474 million pretax ($334 million aftertax), with $261 million ($197 million aftertax) recorded in 2000 and $213 million ($137 million aftertax) recorded in 2001.

        The 2001 restructuring and other special items were associated mainly with the streamlining of manufacturing operations, the discontinuation of certain seed hybrids, the elimination of noncore activities and the exit from certain research programs. This plan also involved the closure and downsizing of certain agricultural chemical manufacturing facilities to eliminate duplicate manufacturing capacity for formulating and packaging herbicides. Due to geographical location and cost considerations, improved technologies were installed at our other manufacturing sites. These sites, by incorporating technological advancements, have been able to increase their production capacity to meet current and expected future demand for Roundup and other herbicides. The 2001 pretax charges consisted of asset impairments of $116 million, work force reductions of $50 million and other exit costs of $49 million. Asset impairments consisted of $45 million for inventories, $5 million for intangible assets (including $2 million of goodwill), $9 million for other assets and $57 million for property, plant and equipment. The entire inventory impairment and $37 million of the property, plant and equipment impairment (representing manufacturing site closures) were included in cost of goods sold. The remaining $20 million in property, plant and equipment impairments was recorded in restructuring charges-net, and related to the consolidation of agricultural chemical distribution sites and various corporate assets. The work force reduction charges during 2001 reflected involuntary separation costs for approximately 805 employees worldwide. Other exit and facility closure costs included expenses associated with contract terminations ($28 million), property, plant and equipment dismantling and disposal costs ($18 million) and other shutdown costs ($3 million). In 2001, other special items totaling $6 million were recorded to recognize impairments of equity investments because of adverse business developments of the investees. Restructuring and other special items were partially offset by an $8 million reversal of previously established reserves, largely because actual severance expenses were lower than originally estimated.

        The net pretax charges in 2000 related primarily to the decision to focus more stringently on our key crops and to eliminate certain food and biotechnology research programs, and the shutdown of certain administrative and manufacturing facilities. These charges were net of a $4 million reversal of previously established restructuring reserves, largely because actual severance expenses were lower than originally estimated. Of the $261 million of charges, $79 million was for the write-off of goodwill associated with the nutrition programs acquired from Calgene, $9 million was for the write-off of goodwill associated with a European seed business, $30 million was included in cost of goods sold for the write-off of laureate oil inventories, and $30 million was included in cost of goods sold for the write-off of discontinued seed and other inventories. Other asset impairments consisted of equipment write-offs of $22 million, accounts receivable write-offs of $12 million and various license and germplasm write-offs associated with the eliminated research programs of $3 million. The restructuring charges of $70 million included $61 million of involuntary separation costs for 695 employees worldwide, including positions in administration, manufacturing, and research and development. The remaining $9 million of restructuring charges consisted of contract terminations of $5 million, dismantling costs of $2 million and other shutdown costs of $2 million. Also included in the total charge were other special items of $10 million, consisting of $3 million for costs associated with a failed joint venture and $7 million for the recognition of an impairment of a marketable equity security that was classified as available for sale.

        Cash payments to complete this plan will be funded from operations and are not expected to significantly affect our liquidity. We expect to complete these actions by the end of 2002. We anticipate that they will yield annual cash savings of more than $100 million.

        Litigation Matters: Three separate legal matters affected other expense-net in 2001, resulting in a net pretax charge of $60 million. In January 2002, Monsanto and Central Garden and Pet (Central Garden) announced settlement of all litigation related to Central Garden's distributorship of lawn and garden products during the 1990s for the former Monsanto's divested Ortho business. The resolution included the dismissal of three lawsuits. Monsanto is dismissing a lawsuit relating to the payment of receivables due from Central Garden, and Central Garden is dismissing two other lawsuits. As a result of the settlement of the receivables lawsuit, we recorded a net pretax charge of $32 million to other expense-net, in our fourth-quarter 2001 financial statements. Under the settlement agreement, Central Garden will pay Monsanto $5.5 million for products shipped to Central Garden under the distribution agreement. These products related primarily to the Ortho lawn and garden business, which the former Monsanto divested in 1999. Central Garden's Pennington subsidiary also agreed to purchase $2 million of Monsanto's glyphosate material during the next 30 months under an existing supply agreement with Monsanto.

        In November 2001, a federal appeals court upheld a 1999 judgment against DEKALB Genetics Corporation (DEKALB Genetics), now a wholly owned subsidiary of Monsanto, in a licensing dispute brought by Aventis CropScience S.A. (Aventis). As a result, we established a reserve related to punitive damages, resulting in a $50 million pretax charge to other expense-net.

        In October 2001, Monsanto and DuPont announced the resolution of issues related to Monsanto's MON810 YieldGard insect-protected corn trait used in corn hybrids sold by Pioneer Hi-Bred International Inc. (Pioneer). The resolution includes the dismissal of several lawsuits regarding the development, licensing and sale of MON810 YieldGard products. Under this agreement, Pioneer, a DuPont subsidiary, will continue to sell MON810 YieldGard insect-protected corn hybrids under a royalty-bearing license from Monsanto. In addition, Monsanto received a one-time fee of approximately $56 million. The major components of this fee relate to Pioneer's past use of Monsanto's MON810 YieldGard product, and royalties related to Pioneer's sales of MON810 YieldGard products during 2001. The portion of the fee related to Pioneer's past use of the product and settlement of other issues ($22 million) was recorded as a reduction to other expense-net during the fourth quarter of 2001. Royalties related to MON810 YieldGard products sold during 2001 were recorded as trait revenues, also in the fourth quarter of 2001.

Special Items for 1999

        In 1999, we recorded a net pretax charge of $101 million ($81 million aftertax) that included $61 million of costs associated with the accelerated integration of our agricultural chemical and seed operations and $85 million related to a failed merger with Delta and Pine Land. These costs were partially offset by a pretax gain of $35 million on the divestiture of Stoneville and an $11 million reversal of restructuring liabilities established in 1998.

        Cash payments to complete the actions were funded from operations and did not significantly affect our liquidity. The accelerated integration actions were substantially completed by December 31, 2000, and we estimate that these actions resulted in annual pretax cash savings of $24 million. Our prior restructuring plans are complete.

        Offsetting the restructuring and special charges in 1999 was a pretax gain of $11 million from the reversal of restructuring reserves established in 1998. These restructuring reversals were required principally as a result of actual severance and facility shutdown costs that were lower than originally estimated. In addition, we recognized a pretax gain of $35 million on the sale of Stoneville and miscellaneous other expense of $1 million, which was recorded in other expense-net.

Agricultural Productivity Segment

        Our Agricultural Productivity segment consists of our crop protection products (Roundup and other glyphosate-based herbicides and selective chemistries) and our animal agriculture, lawn and garden herbicide products and environmental technologies businesses. We are a leading worldwide developer, producer and marketer of crop protection products, including Roundup herbicides.

         First Six Months of 2002 Compared to First Six Months of 2001

	Six Months Ended June 30,
	2002	2001
EBIT (1)	$ 454	$ 771
Add: depreciation and amortization	117	108
EBITDA (2)	$ 571	$ 879
(1)	Earnings before interest and income taxes.
(2)	Earnings before interest and income taxes, depreciation and amortization.

         Net sales for the Agricultural Productivity segment declined 17 percent from $2.4 billion for the first six months of 2001 to $2.0 billion for the first six months of 2002. Lower sales of Roundup and other glyphosate-based herbicides and, to a much lesser extent, our selective herbicides drove the decline in sales. These net sales declines were slightly offset by higher sales of our lawn and garden herbicide products and a net sales increase in our animal agricultural business.

         Worldwide net sales of our Roundup and other glyphosate-based herbicides were $1.2 billion during the first six months of 2002 as compared with $1.5 billion during the first six months of 2001. Lower volumes and prices led to the decline, with worldwide volumes down 13 percent and worldwide prices down 9 percent. The United States and Argentina experienced the largest net sales declines. Volumes of glyphosate that we manufacture and supply to third parties also declined.

         In the United States, volumes and average selling prices of Roundup herbicides each experienced 13 percent declines, leading to a significant overall decrease in net sales. Wet weather during spring months delayed planting of corn and soybeans, which reduced over-the-top applications of Roundup herbicides. This wet weather was followed by hot, dry weather in June and July, which will reduce the number of Roundup applications and the application rate in the second half of the year. Prices were affected by the mix of products sold. In the first half of 2002 (our second year post-patent), the mix of products sold included more lower-priced glyphosate products when compared with the first half of 2001. To date, these price declines are consistent with our global post-patent pricing experience.

         Economic conditions and the actions we are taking to reduce our risk affected Roundup herbicides' sales performance in Argentina. Even under tightened credit terms, Roundup sales in Brazil increased on higher volumes. This sales improvement was in response to increased applications of Roundup herbicides, which led to higher demand. Competitive pricing of generic products decreased sales in Asia.

         Our other Agricultural Productivity products experienced an overall decline in net sales, from $862 million for the first half of 2001 to $770 million for the first half of 2002. Sales of our acetanilide products, in particular our U.S. acetanilide products, decreased because of higher product sales earlier in the 2002 selling season (which began in the third quarter of 2001) when compared with the 2001 selling season. In addition, despite a strong corn market in the U.S., fewer pre-treatment acetanilide applications (shifting to competitive post treatments) occurred because of the wet spring weather across a significant portion of the U.S. corn belt. Full-year 2002 sales of acetanilide products are expected to be lower than 2001 levels. Sales in our environmental technologies business also declined, but sales in our lawn and garden and animal agriculture businesses increased.

         Agricultural Productivity segment EBIT declined from $771 million for the first half of 2001 to $454 million for the first half of 2002. Overall gross profit for the segment declined 21 percent, while gross profit as a percent of sales declined 2 percentage points. Lower Roundup volumes and prices were the primary reasons for the decline. Segment EBIT was also negatively affected by the bad debt expense relating to estimated uncollectible accounts receivable in Argentina. Lower operating expenses slightly mitigated these margin shortfalls. The sales of certain herbicide assets contributed to EBIT, through reduced SG&A expenses and other income. SG&A expenses also declined because of lower employee-related costs and continued cost management. We also recorded lower restructuring charges in the first half of this year versus the first half of last year. In addition, our R&D spending was lower in the first half of 2002.

        Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        In the Agricultural Productivity segment, net sales decreased 3 percent to $3.8 billion in 2001, from $3.9 billion in 2000. Lower herbicide sales offset higher sales from other Agricultural Productivity businesses, including lawn and garden herbicide products and animal agriculture.

        Worldwide net sales of our Roundup and other glyphosate-based herbicide products (excluding Roundup lawn and garden products) of $2.4 billion in 2001 declined 8 percent from 2000 net sales of $2.6 billion. Sales volumes of these products grew 2 percent, with Roundup volumes relatively unchanged and volumes of glyphosate that we manufacture and supply to third parties up 9 percent. The United States, Europe and Latin America posted volume gains on the growth of Roundup Ready acres and increased adoption of conservation tillage practices. However, major flooding and economic uncertainty in Argentina negatively affected volumes, as did adverse weather conditions in Australia and Canada. In certain world areas (Brazil and the United States, in particular), market conditions have increased distribution channel inventories. The effect of generic competition in certain ex-U.S. markets brought Roundup sales prices down. The effects of currency fluctuations in Brazil and Asia also unfavorably affected sales prices. Excluding the effects of currency fluctuations, worldwide prices of Roundup and other glyphosate products declined nearly 6 percent.

        Sales volumes of Roundup in the United States increased 9 percent during our first full year without patent protection, while a decline in the prices of these products, driven primarily by the mix of products sold, resulted in an overall decline in net sales. In addition to Roundup Ready acres and conservation tillage growth, expanded distribution of higher-value Roundup Ultramax and successful introductions of unique formulations of Roundup (such as RT Master) contributed to the U.S. volume increase. These volume increases are consistent with our strategy to provide a range of products within the Roundup portfolio to encourage new uses. We are also able to offer integrated solutions that give the farmer a choice to use a combination of seeds, traits and herbicides.

        Net sales of our other Agricultural Productivity products totaled $1.3 billion, a 6 percent increase from 2000 net sales. The lawn and garden herbicide business delivered a strong sales performance, driven by volume growth. Our animal agriculture business also contributed to the growth, led by an increase in sales of Posilac bovine somatotropin. This year's results also benefited from the inclusion of sales from a previously unconsolidated investment, which was consolidated during the first half of 2000, when we acquired a controlling interest. This business supplies a key raw material for the manufacture of our herbicides, including Roundup, but also has third-party sales. Global sales of acetanilide and other selective herbicides were lower in 2001, primarily because of adverse weather conditions in Argentina and Canada.

        Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

        Net sales for our Agricultural Productivity segment increased 8 percent in 2000 to $3.9 billion, compared with $3.6 billion in 1999. Lower prices for our family of Roundup herbicides, excluding lawn and garden herbicide products, were more than offset by higher sales volumes of these products. Sales were also affected by an increase in other Agricultural Productivity revenues because of increases in selective chemistry sales and lawn and garden product sales, partially offset by a slight decline in net sales in our animal agriculture and environmental technologies businesses.

        Net sales of our Roundup and other glyphosate-based herbicide products (excluding Roundup lawn and garden products) in 2000 increased 6 percent to $2.6 billion, compared with $2.5 billion in 1999, primarily due to an 18 percent increase in Roundup herbicide and other glyphosate product volumes partly offset by lower selling prices. The increase in volumes was consistent with our strategy of selectively reducing prices to encourage new uses and increase sales volumes. Roundup herbicide and other glyphosate product sales increased, primarily in the United States, Argentina and Europe, because of an incremental number of acres planted with Roundup Ready traits and the continued adoption of conservation tillage.

        Net sales of our other Agricultural Productivity products increased 14 percent in 2000 to $1.3 billion, from $1.1 billion in 1999, primarily because of increased net sales in our selective chemistries and lawn and garden herbicide businesses. Sales of selective chemistries increased 18 percent in 2000 over 1999 because of increased corn herbicide sales, primarily Harness Xtra in the United States, and our new wheat herbicide for control of brome grass. Roundup lawn and garden sales increased 47 percent over 1999, when sales dropped, reflecting a change in distribution method that caused distribution channel inventories to decline for these products in 1999. Partially offsetting these increases in 2000 were slight declines in net sales in our animal agriculture and environmental technologies businesses.

        Agricultural Productivity EBIT and EBITDA (excluding special items)

	Year ended December 31,
	2001	2000	1999
EBIT (1)	$ 775	$ 1,099	$ 897
Add: special items - net	169	22	27
EBIT (excluding special items)	944	1,121	924
Add: Depreciation	220	205	178
Amortization of goodwill and other intangible assets	5	4	7
EBITDA (excluding special items) (2)	$ 1,169	$ 1,330	$ 1,109

(1)	Earnings before interest and income taxes.
(2)	Earnings before interest and income taxes, depreciation, amortization and special items.

        EBIT for 2001

        EBIT for the Agricultural Productivity segment declined 29 percent to $775 million in 2001, compared with $1.1 billion in 2000. This decrease was because of lower gross profit and a higher level of special items in 2001, including the effects of a litigation settlement with Central Garden. See “Events Affecting Comparability—Special Items for 2000 and 2001” for further details. EBIT (excluding special items) declined 16 percent to $944 million in 2001, from $1.1 billion in 2000.

        Gross profit for the segment declined approximately 11 percent, and gross profit as a percent of sales declined 4 percentage points. Lower Roundup prices, including the effects of foreign currency exchange rates and mix of products sold, were the primary contributors to this decline. Although we reduced glyphosate unit manufacturing costs in 2001, gross profit was adversely affected by our actions to streamline manufacturing facilities. Strong performances from our lawn and garden herbicide and animal agriculture businesses slightly mitigated these margin shortfalls. EBIT improvement for the animal agriculture business can be attributed to increased sales of Posilac bovine somatotropin and more efficient manufacturing performance.

        Operating expenses declined 1 percent, partially attributable to lower employee-related costs. Operating expenses as a percent of sales increased by one percentage point, primarily because of lower sales. Other expense-net increased by approximately $50 million, as a result of the Central Garden litigation settlement and the devaluation of the Argentine peso.

        EBIT for 2000

        EBIT (excluding special items) for the Agricultural Productivity segment increased 21 percent to $1.1 billion in 2000, from $924 million in 1999. This increase was due primarily to increased sales and decreased operating expenses from the prior year.

        Gross profit for the Agricultural Productivity segment increased 6 percent for 2000, as compared with 1999, driven by increased sales of Roundup, selective chemistries and lawn and garden herbicide products. However, gross margin for the segment declined one percentage point, primarily because of an overall decline in the net selling price of Roundup and other glyphosate products as a result of our continued strategy to selectively reduce the prices of Roundup products to encourage increased uses.

        Operating expenses for the Agricultural Productivity segment decreased approximately 6 percent in 2000 from 1999, despite the increase in net sales for the segment. This decrease in operating expenses was primarily because of cost reductions in research and development, as we increased focus on core research and development programs. Other expense-net decreased $6 million in 2000 from 1999, primarily because of decreased losses from equity affiliates in 2000.

Seeds and Genomics Segment

        The Seeds and Genomics segment consists of our global seeds and related trait business, and genetic technology platforms. We produce leading seed brands, including DEKALB and Asgrow, and we provide our seed partners with biotechnology traits for insect protection and herbicide tolerance.

         First Six Months of 2002 Compared to First Six Months of 2001

	Six Months Ended June 30,
	2002	2001
EBIT (1)	$ (80)	$ (18)
Add: depreciation and amortization	112	161
EBITDA (2)	$ 32	$ 143
(1)	Earnings before interest and income taxes.
(2)	Earnings before interest and income taxes, depreciation and amortization.

         First-half 2002 net sales for the Seeds and Genomics segment totaled $799 million, down 15 percent to $935 million for the first-half of 2001. Our first half sales were negatively affected by our new approach to the market. In 2001, we eliminated the technology fee paid by growers who plant crops containing our technologies and replaced it with a royalty fee paid by the seed companies licensed to market those products. This has resulted in trait revenues being recognized earlier - certain trait revenues that would have previously been recognized in the first half of 2002 were recognized in the last half of 2001. Since a portion of these trait revenues was recognized in the first quarter of 2002, the effect of the shift on the first half of 2002 was less significant than the effect on the second quarter of 2002. Sales of our corn traits increased, led by strong performance of our insect-protected corn trait. An increasingly higher percentage of our seed sales contain a biotechnology trait, demonstrating growing demand for our biotechnology products.

         In Argentina, we recorded additional return accruals in response to the contracting corn market that has been affected by economic conditions and last year's flooding. In Brazil, corn seed sales improved slightly from year-ago levels, but approximately $100 million in higher-than-anticipated returns of high-priced corn seed affected prior year sales. In 2002, the continued deterioration of the Brazilian corn market has negatively affected sales.

         In the United States, corn sales increased reflecting an increase in planted acreage of corn this year, and strong market performance by our DEKALB and Asgrow brands. The gain in corn sales was more than offset by a decline in U.S. soybean sales. Despite the market dynamics of lower acres and increased supply, our brands maintained price and market share.

         Seeds and Genomics EBIT for the first half of 2002 declined to a loss of $80 million from a loss of $18 million for the comparable period last year. Gross profit for the segment declined 21 percent, and gross profit as a percentage of sales also declined. The shift in trait revenues negatively affected the segment gross profit comparison, as did our actions taken in Latin America. Charges relating to our restructuring plans affected EBIT in both periods. Charges related to our 2002 restructuring plan (recorded in 2002) were higher than the charges related to our 2000 plan recorded in 2001. While Seeds and Genomics EBIT was negatively affected by a portion of the bad debt expense related to estimated uncollectible accounts receivable in Argentina, lower operating expenses had a positive effect on EBIT. SG&A spending was lower due to lower employee-related costs and a continued focus on cost management. EBIT also benefited from the fact that we no longer amortize our goodwill in 2002. Several items affected other expense - net during the six-month periods in both years. In 2002, we recognized other expense related to the broad-reaching business agreement with Pioneer and DuPont, and other income related to gains that were realized upon the sale of equity securities. In 2001, we recognized other income from a deferred payout provision related to a past business divestiture and the impairment of an equity investment.

        Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Net sales for the Seeds and Genomics segment totaled $1.7 billion in 2001, topping 2000 sales of $1.6 billion by more than 6 percent. Revenues from our biotechnology traits increased significantly compared with 2000 sales, because of a number of factors. Higher trait revenues, primarily in the United States, were driven by increased demand for our technologies (including higher-value stacked traits), a higher Roundup Ready soybean royalty rate, and to a greater extent, a shift in timing. A new pricing structure and approach to the market starting with the 2002 selling season resulted in a shift in the recognition of certain trait revenues from third-party seed companies from the first half of 2002 to the last half of 2001. We decided to change from a technology fee system to a royalty system to simplify the purchase of seed with our traits and to allow seed companies to have more flexibility in pricing their products. This marketing change contributed approximately $90 million, or $0.34 per share, to 2001 net income (with approximately $25 million, or $0.09 per share, recognized in the third quarter and approximately $65 million, or $0.25 per share, recognized in the fourth quarter). Net sales in 2001 also included trait revenues received from Pioneer upon resolution of issues related to our MON810 YieldGard products. These revenues reflect royalties related to MON810 YieldGard products sold during 2001. See "Events Affecting Comparability--Special Items for 2000 and 2001" for further details. Stronger cotton revenue reflected higher demand for and use of biotechnology traits, particularly our stacked Bollgard and Roundup Ready traits. Conventional soybean seed sales also increased, as more U.S. acres were planted in soybeans in 2001. More than 70 percent of the U.S. planted soybean acres contained our Roundup Ready trait in 2001. Worldwide, the number of acres planted with our biotechnology traits increased approximately 14 percent to 118 million acres in 2001, from 103 million acres in 2000.

        Our 2001 sales results also benefited from approximately $65 million in net sales related to our Latin American grain sales program. This program, which helped reduce our credit risk during 2001, increased net sales but contributed minimally to gross profit and EBIT. We are considering a change to our commercial agreements, which may change the method by which we account for our Latin American grain sales program to no longer record revenues and cost of goods sold of essentially the same amount on the conversion of grain to cash. See “Outlook—Latin America.”

        Lower conventional corn seed sales in Latin America offset these net sales increases, as higher-than-anticipated returns of relatively high-priced corn seed affected sales by approximately $120 million. These seed returns resulted from our strategic decision last year to sell higher-performance corn seed. Many farmers chose not to plant that seed, which resulted in substantial returns of relatively high-priced corn seed in 2001. Corn seed sales in the United States also decreased. Fewer acres were planted in corn this year, partly because many U.S. farmers chose to plant more acres in soybeans.

        Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

        Net sales for the Seeds and Genomics segment declined to $1.6 billion in 2000, from $1.7 billion in 1999. Seed net sales declined 3 percent in 2000, primarily because of lower sales of conventional seed varieties and the absence of sales from Stoneville, which was sold in late 1999. This decrease was partially offset by a 14 percent increase in sales of seeds that included biotechnology traits, as Monsanto continued to strategically shift more of its seed offerings to such seeds. The number of acres planted with traits increased 17 percent in 2000, with Roundup Ready soybean acres increasing 18 percent over planted acres in 1999.

        Seeds and Genomics EBIT and EBITDA (excluding special items)

	Year ended December 31,
	2001	2000	1999
EBIT (1)	$ (239)	$ (581)	$ (391)
Add: special items - net	104	239	74
EBIT (excluding special items)	(135)	(342)	(317)
Add: Depreciation	91	65	60
Amortization of goodwill and other intangible assets	234	272	302
EBITDA (excluding special items) (2)	$ 190	$ (5)	$ 45

(1)	Earnings before interest and income taxes.
(2)	Earnings before interest and income taxes, depreciation, amortization and special items.

        EBIT for 2001

        Seeds and Genomics segment EBIT improved to a loss of $239 million in 2001, from a loss of $581 million in 2000. Higher net sales and continued cost management drove the EBIT improvement. Special items affected EBIT during 2000 and, to a lesser extent, during 2001. The 2000 special items included a significant write-down of goodwill, and also higher net charges than those recorded in 2001 related to our plan to focus on certain key crops. Other special items in 2001 also included the net effects of two separate legal matters. We established a $50 million reserve related to punitive damages awarded to Aventis from a licensing dispute with DEKALB Genetics. This charge was partially offset by $22 million of other income recorded in connection with the resolution of litigation matters with DuPont and its Pioneer subsidiary. See “Events Affecting Comparability—Special Items for 2000 and 2001” for further details. EBIT (excluding special items) for the segment improved to a loss of $135 million in 2001, compared with a loss of $342 million in 2000, due primarily to the factors discussed above.

        Gross profit for the Seeds and Genomics segment increased 19 percent from 2000 gross profit. As a percentage of net sales, gross profit improved 6 percentage points. This improvement was fueled by higher sales of relatively high-margin trait revenues, which more than mitigated the negative effects of the corn seed returns in Latin America and lower corn seed sales in the United States. As previously discussed, our 2001 results benefited from a change in the marketing approach on trait fees.

        Declines in operating expenses reflected our cost management efforts as we narrowed our focus to certain key crops. SG&A expenses declined 12 percent in 2001, and R&D expenses declined 7 percent. The SG&A improvement also benefited from the absence of amortization related to certain seed assets that became fully amortized during 2000, as well as lower employee-related expenses. As a percentage of net sales, operating expenses improved by 9 percentage points.

        Other expense-net increased $25 million in 2001, largely because of the aforementioned litigation matters. The devaluation of the Argentine peso and impairments of equity investments also drove other expenses higher. These items were slightly offset by the gain on the sale of equity investments.

        EBIT for 2000

        EBIT for the Seeds and Genomics segment in 2000 was a loss of $581 million, compared with a loss of $391 million in 1999. The increased loss was largely because of one-time operating charges related to our plan to focus on specific key crops, combined with lower gross profit. The decrease in gross profit was the result of lower sales volumes combined with higher costs associated with inventory management initiatives. In addition, Monsanto incurred higher legal fees and increased spending for promotions and education associated with biotechnology acceptance. Partly offsetting these increased costs was a reduction in research and development expense as we focused our efforts on our key crops.

        The one-time operating charges included the elimination of certain food and biotechnology research programs, and the shutdown of certain administrative and manufacturing facilities. We also wrote down $88 million of goodwill, primarily associated with the decision to terminate the nutrition program at Calgene. Excluding this write-down, amortization and adjustments of goodwill decreased 10 percent in 2000 compared with 1999.

        EBIT (excluding special items) was a loss of $342 million, compared with a loss of $317 million in 1999. The increased loss was primarily attributable to a lower total gross profit from seed sales, partly offset by a higher gross profit from trait licensing revenues. However, operating expenses were 8 percent lower compared with those in the previous year and, in addition to lower amortization expense, research and development spending decreased 7 percent.

Agreement with The Scotts Company

        In 1998, Monsanto entered into an agency and marketing agreement with Scotts with respect to our lawn and garden herbicide business. Under the agreement, beginning in the fourth quarter of 1998, Scotts was obligated to pay us a $20 million fixed fee each year to defray costs associated with the lawn and garden herbicide business. Scotts' payment of a portion of this fee owed in each of the first three years of the agreement was deferred and is required to be paid at later dates, with interest. Monsanto is accruing the $20 million fixed fee per year owed by Scotts ratably over the periods during which it is being earned as a reduction of selling, general and administrative expenses. We are also accruing interest on the amounts owed by Scotts and are including such amounts in interest income. The total amounts owed by Scotts, including accrued interest, were $49 million as of March 31, 2002, and $48 million as of December 31, 2001, respectively. Scotts is required to begin paying these deferred amounts at $5 million per year in monthly installments beginning October 1, 2002.

Changes in Financial Condition as of June 30, 2002

         Working Capital and Financial Condition

         Our working capital at June 30, 2002, increased $352 million from December 31, 2001, working capital to $2.8 billion. Consistent with the seasonality of our business, current assets and current liabilities increased from December 31, 2001, levels. Higher receivables and short-term borrowings were offset somewhat by lower accrued liabilities and accounts payable. Accrued liabilities declined from December 31, 2001, because of payments of customer marketing allowances and payments to growers for corn and soybean inventories.

         Trade receivables increased due to the seasonality of our business. However, this seasonal increase was partially offset by the establishment of a $154 million allowance for doubtful accounts in Argentina. Lower sales and fluctuations in currency related to the Brazilian real also decreased the net trade receivable balances in Latin America. Net accounts receivable in Brazil and Argentina totaled approximately $580 million as of June 30, 2002, down from approximately $1 billion at year-end. Worldwide year-to-date collections improved slightly from first-half 2001 collections. Collections in Brazil were relatively unchanged, while collections in Argentina declined approximately 20 percent, primarily because of the effect of the 20 percent tax levied on exports. However, we were more successful in collecting receivables that were secured with grain, net of export taxes.

         Collections in the United States improved, in part because of a new financing option we now have in place for certain of our customers. Under this agreement, we collected $63 million in the second quarter. This new $500 million revolving credit and liquidity facility allows certain major U.S. customers to borrow to finance product purchases, and allows us to reduce our reliance on commercial paper borrowings. The company originates these loans on behalf of a third-party specialty finance company using Monsanto's credit guidelines approved by the lender, a special purpose entity. The loans are sold to multi-seller commercial paper conduits through a non-consolidated qualifying special purpose entity (QSPE). Monsanto has no ownership interest in the lender, the QSPE or the loans. The company services the loans and provides a first loss guarantee of up to $100 million. We have not issued, and are not obliged to issue, any debt or equity securities in connection with this arrangement.

         As of June 30, 2002, customer loans held by the QSPE totaled $63 million and the QSPE's liability to the conduits was $63 million. The lender or the conduits may restrict or discontinue the facility at any time. If the facility were to terminate, existing sold loans would be collected by the QSPE over their remaining terms, which are generally six months or less, and we would revert to past practice of providing customers with direct credit purchase terms. Cash received from these loans sales totaled $63 million during the second quarter of 2002, and servicing fee revenues were not significant. As of June 30, 2002, Monsanto's recorded guarantee liability was less than $1 million, based on our historical collection experience with these customers and our current assessment of credit exposure. Adverse changes in the actual loss rate would increase the liability.

         Cash Flow

         Free cash flow (representing cash flows from operations and investing activities) for the first half of 2002 improved $200 million from the same period last year, from negative free cash flows of $631 million last year to negative free cash flows of $431 million this year. Our free cash flow for the first half of the year is historically negative, as we use cash to fund the seasonal fluctuations in our business. Worldwide collections improved slightly, in part because of our new customer financing arrangement discussed above. Capital expenditures in the first half of 2002 declined over $100 million from the first half of 2001, as we continue to manage our capital expenditures. We also received proceeds of approximately $90 million associated with the sale of certain herbicide assets to Nissan for use in the Japanese market and a long-term supply agreement with Nissan. Approximately half of the proceeds related to the sale of these herbicide assets and were included in cash provided by investing activities; the proceeds from the long-term supply agreement were included in cash flows from operations. In the second quarter of 2002, $22 million aftertax was recognized as other income and a reduction of SG&A expenses, and the proceeds from the long-term supply agreement were recorded as unearned revenue to be recognized over the next five years. These cash flow improvements were offset slightly by a $65 million payment to Aventis CropScience S.A. as part of a legal judgment.

         Capital Resources and Liquidity

         Total debt as of June 30, 2002, and consequently debt-to-total capitalization, increased when compared with December 31, 2001 debt and debt-to-total capitalization levels. This increase is consistent with the seasonality of our business. The debt-to-capitalization ratio was also affected by the $2 billion pretax ($1.8 billion aftertax) goodwill impairment charge. At June 30, 2002, our borrowings included a related party loan payable of $194 million, a $60 million decrease from year-end, reflecting short-term loans from Pharmacia.

         Under our present debt structure, we use short-term commercial paper and loans from Pharmacia to fund our operating cash requirements. Pharmacia has announced it will spin off its remaining ownership interest in Monsanto on August 13, 2002, and after such spinoff, we do not expect to have access to new borrowings from Pharmacia. This could affect our liquidity, as our capital structure will likely be affected by a shift from short-term to longer-term borrowings and a resulting increase in interest costs.

         As of June 30, 2002, we had unused committed external borrowing facilities amounting to $1.5 billion. These facilities exist largely to support our commercial paper borrowings. In July, we finalized an $800-million 364-day facility that replaces a $1 billion facility that was scheduled to expire in August of this year. We reduced the amount of the credit facility from $1 billion to $800 million because we expect to have reduced reliance on commercial paper compared with the prior year. The remaining $500-million facility expires in 2005.

         On August 14, 2002, we issued $600 million of 7 3/8% Senior Notes due August 15, 2012, pursuant to a shelf registration filed in May 2002. The proceeds were used to reduce commercial paper borrowings. The Notes offered hereby constitute a further issuance of, and will be consolidated with, the notes issued August 14, 2002.

         On August 13, 2002, Monsanto repaid its outstanding short-term debt to Pharmacia and entered into a new short-term debt arrangement with Pharmacia for $150 million. The proceeds of this offering will be used in part to repay such debt to Pharmacia.

         When we entered into the agreement with our underwriters on August 9, 2002, we closed our position in a treasury rate lock agreement, resulting in a loss of $26 million, due to decreases in interest rates. As the rate lock agreement was designated a cash-flow hedge, this loss will be recorded in other comprehensive income until the hedged interest costs are recognized in earnings.

         Effective August 13, 2002, we entered into an agreement with Pharmacia whereby Pharmacia will pay us approximately $40 million, and will transfer certain assets, as payment for certain of our expenses relating to our separation from Pharmacia and to the spinoff of Monsanto by Pharmacia.

Financial Condition, Liquidity and Capital Resources as of December 31, 2001

        Working Capital and Financial Condition

        Our balance sheet as of December 31, 2001, reflects working capital of $2.4 billion, a $204 million increase from the prior year-end. Our cash and cash equivalents balance increased by $176 million, largely because significant customer payments were received prior to year-end. Inventories also increased, mainly because our manufacturing facility in Camacari, Brazil, was completed during 2001. Accounts payable declined $68 million, primarily because of the payment of significant payables outstanding in 2000 related to the construction of the Camacari facility. Miscellaneous short-term accruals decreased $272 million, reflecting a change in agreements that allowed us to net U.S. customer prepayments and certain marketing allowances against trade receivables. In 2000, these prepayments and marketing allowances were recorded as miscellaneous short-term accruals.

        These working capital increases were partly offset by the effect of lower trade receivables at year-end 2001 compared with year-end 2000. The shift in trait revenues increased trade receivables in 2001, but several other factors led to an overall decline in trade receivables. This net decline reflects the netting of customer prepayments and marketing allowances against trade receivables (as discussed above) and increased collections. As part of our focus on receivables management, 2001 worldwide collections related to trade receivables and prepayment programs increased 9 percent over 2000 collections.

        Our year-end trade receivables position in Argentina is $573 million, net of allowances. These receivables are denominated in U.S. dollars. Given the economic uncertainties in that country, our receivables are exposed to a change from a dollar value to a peso value given certain government regulation. See “Outlook-Latin America.” for further details.

        Cash Flow

        In 2001, we achieved our goal of positive free cash flow. Free cash flow, representing cash flows from operations less cash required for investing activities, totaled $183 million in 2001. Our operations generated $616 million of cash in 2001, compared with $671 million in 2000. This decrease in cash from operations reflects higher inventory levels and payments of significant amounts of payables, offset by improved collections related to trade receivables and prepayment programs. Cash required by investing activities declined dramatically, from $935 million in 2000 to $433 million in 2001. Several seed production facilities and glyphosate expansion projects, including the facility in Camacari, Brazil, were completed during the year. Expenditures for these projects were higher in 2000 and 1999. During 1999 we invested $108 million in joint ventures and equity investments in manufacturing technology. Also during 1999, Monsanto received $335 million of cash from Cargill Incorporated (Cargill), as a refund of a portion of the original 1998 purchase price for certain international Cargill seed operations.

        Seasonality

        Our businesses are seasonal. Historically, we have recorded our highest levels of sales and income in the first half of the year, consistent with the purchasing and growing patterns in North America, our largest market, and net losses during the second half of the year. Our recent change to a royalty-based system has shifted the recognition of certain trait revenues from the first half of the year to the last half of the previous year. Sales and income may shift somewhat between quarters depending on growing conditions.

        Consistent with industry practice, we regularly extend credit to enable our customers to acquire crop protection products and seeds at the beginning of the growing season. Because of the seasonality of our business and the need to extend credit to customers, we use short-term borrowings to finance working capital requirements. Our need for short-term financing is generally highest in the second quarter and lowest in the fourth quarter.

        Capital Resources and Liquidity

        Cash provided by operations is a major source of working capital funds. To the extent Monsanto's cash provided by operations was not sufficient to fund its cash needs, generally during the first half of the year, short-term commercial paper borrowings were used to finance these requirements. Our earnings and cash flow benefited from lower interest rates in 2001, but it is not certain whether these rates will be sustained.

        We have committed external borrowing facilities amounting to $1.5 billion that were unused as of December 31, 2001. These facilities largely exist to support commercial paper borrowings, and covenants under these credit facilities restrict maximum borrowings. These credit facilities give us the financial flexibility to satisfy short- and medium-term funding requirements. One facility is a $1 billion 364-day facility that was to expire in August 2002 (but which has subsequently been extended at a reduced amount), and the other is a $500 million five-year facility that expires in August 2005.

        Downgrades in our short-term credit rating could limit our ability to access commercial paper financing or require that we issue commercial paper for shorter terms, increase our interest costs and increase the costs of maintaining our credit facilities. Our liquidity could also be affected if there were significant decreases in cash provided by operations. For example, any significant reductions in the prices of our products or our sales volumes, or significant unanticipated expenses (for example, uninsured contingent liabilities) could have an adverse effect on cash provided by operations. In addition, from time to time concerns affecting the credit markets generally have made it difficult for commercial paper issuers, including Monsanto, to issue commercial paper with longer-term maturities. Having a larger portion of our commercial paper outstanding for shorter terms exposes a larger portion of our debt to refinancing risks such as changes in interest rates. Other factors that could affect our liquidity are discussed in our annual and quarterly reports on Forms 10-K and 10-Q, which are incorporated by reference into this document.

        As of December 31, 2001, our total borrowings of $1.7 billion included a related-party loan payable of $254 million, a $381 million decrease from December 31, 2000. Our net borrowing position with Pharmacia decreased $206 million from $430 million as of December 31, 2000, to $224 million as of December 31, 2001. Our maximum net borrowing position with Pharmacia in 2001 totaled approximately $625 million during the first quarter. Pharmacia has announced its intention to spin off its remaining interest in Monsanto, and after such spinoff, we will no longer have access to borrowings from Pharmacia. This could affect our liquidity, as our capital structure would likely be affected by a shift from short-term to long-term borrowings and a resulting increase in interest costs.

        Related-party transactions, excluding treasury cash management, during 2001 and the last four months of 2000 resulted in a net payable (excluding dividends payable) of $43 million as of December 31, 2001, and a net receivable (excluding dividends payable) of $99 million as of December 31, 2000. Federal taxes, transition services provided by and associated with our separation from Pharmacia, capital project costs, employee benefits and information technology costs accounted for the outstanding balances.

        Contractual Obligations and Commitments

        We have certain obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as guarantees. As of December 31, 2001, we had $817 million of short-term debt outstanding. Annual maturities of our medium-term notes are $351 million in 2003, $16 million in 2004, $16 million in 2005 and $10 million in 2006. Commitments, principally in connection with uncompleted additions to property, were approximately $21 million, and commitments to purchase seed inventories were approximately $70 million, as of December 31, 2001. Future minimum payments under noncancelable operating leases, unconditional inventory purchases, joint ventures and R&D alliances are $119 million for 2002, $35 million for 2003, $20 million for 2004, $13 million for 2005 and $18 million thereafter. See "Other Information" below. As of December 31, 2001, we were contingently liable as a guarantor for bank loans and for miscellaneous receivables directly attributable to Monsanto totaling approximately $107 million. As of December 31, 2001, we had no other relationships with unconsolidated entities that are reasonably likely to have a material effect on our liquidity or the availability of, or requirements for, capital resources.

Shareowner Matters

        On December 19, 2001, Monsanto announced a quarterly dividend on its common stock of $0.12 per share payable on February 1, 2002, to shareowners of record on January 10, 2002. On February 21, 2002, Monsanto declared a quarterly dividend on its common stock of $0.12 per share payable on May 1, 2002, to shareowners of record on April 10, 2002. The dividend rate reflects a policy adopted by the board of directors following the IPO. Monsanto's common stock is traded principally on the New York Stock Exchange. The number of shareowners of record as of February 22, 2002, was 302. The largest shareowner, Pharmacia, owned approximately 84 percent of Monsanto common stock outstanding as of June 30, 2002. See “Summary--Monsanto Company--Relationship with Pharmacia.”

Use of Estimates and Critical Accounting Policies

        Monsanto regularly reviews its selection and application of significant accounting policies and related financial disclosures. The discussion of past performance is based upon Monsanto's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. For further details of our accounting policies, see Note 2 of Notes to our consolidated financial statements contained in our Annual Report on Form 10-K for 2001. The application of these accounting policies requires that management make estimates and judgments. On an ongoing basis, Monsanto evaluates its estimates, which are based on historical experience and market and other conditions, and on assumptions that we believe to be reasonable. Actual results may differ from these estimates due to actual market and other conditions, and assumptions being significantly different than was anticipated at the time of the preparation of these estimates. Such differences may affect financial results. We believe the following estimates affect the application of our most critical accounting policies and require our most significant judgments.

        We maintain an allowance for doubtful trade accounts receivable for estimated losses resulting from the inability of our customers to make required payments. In determining the adequacy of the allowance for doubtful accounts, we consider historical bad debt experience, customer credit worthiness, market conditions and economic conditions. While we perform ongoing evaluations of our allowance for doubtful accounts, if the financial condition of our customers deteriorates more than expected, an increase in the allowance may be required.

        Where the right of return exists in our seed business, sales revenues are reduced at the time of sale to reflect expected returns. In evaluating the adequacy of the sales return allowance, management analyzes historical returns, economic trends, market conditions and changes in customer demand. In addition, we establish allowances for obsolescence of inventory equal to the difference between the cost of inventory and the estimated market value, based on assumptions about future demand and market conditions. Changes in economic and market conditions could result in actual returns and inventory obsolescence being materially different from the amounts provided for in our consolidated financial statements.

        We record asset impairment charges, employee termination benefits and other exit costs when management having the appropriate level of authority approves and commits to the exit plan, and when the amounts are estimable. Management uses estimated cash flows, appraisals or sales contracts in determining asset impairment charges. Severance benefits are determined pursuant to established company severance policies or government labor regulations. We regularly review and reevaluate the assumptions used for accrual of exit costs and adjust the remaining accrual balance as necessary.

New Accounting Standards

        SFAS No. 141, Business Combinations, requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, thereby eliminating the pooling-of-interests method. It also provides broader criteria for identifying which types of acquired intangible assets must be recognized separately from goodwill and which must be included in goodwill. We adopted the provisions of SFAS No. 141 on January 1, 2002, with the exception of the immediate requirement to use the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 also required Monsanto to reassess the useful lives, residual values, and classification of all identifiable and recognized intangible assets. Any necessary prospective amortization period adjustments were made January 1, 2002.

         On January 1, 2002, Monsanto adopted SFAS No. 142, which changes the accounting for goodwill from an amortization method to an impairment-only method. Under SFAS No. 142, all goodwill amortization ceased effective January 1, 2002. Monsanto's goodwill was tested for impairment in conjunction with a transitional goodwill impairment test in 2002 and will be tested at least annually thereafter. The transitional goodwill impairment test resulted in a $2 billion impairment charge relating to our corn and wheat reporting units, relating to goodwill that resulted primarily from our 1998 and, to a lesser extent, 1997 seed company acquisitions. The resulting impairment charge was recorded as a cumulative effect of accounting change, effective January 1, 2002.

         SFAS No. 142 did not require that prior periods be restated. Had Monsanto adopted the new accounting standard as of January 1, 2001, Monsanto would not have recorded $30 million and $61 million of goodwill amortization expense in the second quarter and first half of 2001, respectively, but pretax R&D expenses would have increased by $2 million and $4 million in the second quarter and first half of 2001, respectively, because of the reassessment of useful lives and classifications. In addition and related to these changes, the income tax provision would have decreased by $18 million and $12 million for the second quarter and first half of 2001, respectively. The net effect of these items would have increased second quarter 2001 and first half 2001 earnings per share by $0.17 per share and $0.26 per share, respectively. Because of the seasonality of the agricultural business, quarterly financial information should not be annualized.

         In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting for and reporting of costs and obligations associated with the retirement of tangible long-lived assets. This statement will become effective for Monsanto on January 1, 2003. Monsanto has not yet determined the effect adoption of this standard will have on its consolidated financial position or its results of operations.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144, which was effective for Monsanto on January 1, 2002, establishes an accounting model for long-lived assets to be disposed of by sale. It applies to all long-lived assets, including discontinued operations. The adoption of SFAS No. 144 did not have a material effect on our consolidated financial position or results of operations.

         In April 2002, the FASB approved for issuance SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds, updates, clarifies and simplifies existing accounting pronouncements. Among other things, SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Under SFAS No. 145, the criteria in Accounting Principles Board (APB) No. 30 will now be used to classify those gains and losses. The adoption of SFAS No. 145 resulted in a reclassification of the extraordinary loss related to the extinguishment of ESOP debt recorded in the second quarter of 2001 ($2 million, net of taxes), to increase other expense - net ($4 million) and to decrease the income tax provision ($2 million). The adoption of the remaining provisions of SFAS No. 145 did not have a material effect on Monsanto's consolidated financial position or results of operations.

         In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 replaces Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement will become effective for exit or disposal activities initiated after December 31, 2002. We have not yet determined the effect adoption of this standard will have on our consolidated financial position or its results of operations.

Outlook

         Focused Strategy

         We believe that our focused approach to the business and the value we bring to our customers will allow us to maintain an industry leadership position. We continue to face a difficult agricultural and economic environment, especially in Latin America. While growth from our traditional products will be challenged in these conditions, we believe that our portfolio of integrated products and services continues to offer farmers cost-effective and value-added solutions. Our current business, building on a restructured Latin American business, and continued cost management are important in the near-term, while gaining biotechnology acceptance and continued development of our research pipeline are important to our future growth. Near-term cost savings initiatives will also be necessary to mitigate the decline in U.S. sales of Roundup herbicides. We will also continue to pursue strategic alliances involving the sale of herbicide assets in certain ex-U.S. geographic areas, where appropriate.

         We remain committed to managing our operating costs and improving our cash position through working capital and capital expenditure management. As part of our emphasis on working capital, we have focused on receivables collections and also have instituted more restrictive credit policies (particularly in Latin America) to improve the overall quality of our receivables going forward. We will continue to seek new external financing alternatives for our customers to supplement our new customer financing program discussed in “Changes in Financial Condition as of June 30, 2002” above. Our primary working capital challenges in 2002 will be receivables management in Latin America, particularly in Argentina and Brazil.

         Latin America

         We recently announced changes in how we approach our Latin American business, due to continued economic and market uncertainties. These actions are intended to improve the longer-term viability of our business there and to reduce overall risk. We will continue to operate primarily with cash or grain sales terms in Argentina. We also are reducing our working capital in Brazil and Argentina and, because of market conditions in Argentina, in certain cases we will exercise our right to use collateralized products to settle receivables there as appropriate. While we expect these steps will reduce sales and earnings for the year, we believe that they are appropriate for our business because they are designed to substantially reduce our credit risk exposure and working capital in Brazil and Argentina.

         We have been affected by significant changes in Argentine monetary legislation and a decline in the value of the Argentine peso. The economic situation in Argentina continues to evolve. It is unclear what effect existing and new regulations and conditions might have on our business in Argentina. While we have prepared our 2001 and 2002 financial statements relating to our Argentine operations on a U.S. dollar functional basis, the functional currency designation in Argentina may change based on future government economic reforms. The peso-to-U.S. dollar exchange rate was 3.625-to-1.00 as of August 9, 2002.

         In the second quarter of 2002, we established an allowance of $154 million pretax for estimated uncollectible accounts receivable in Argentina. While we cannot determine how government actions in Argentina will affect the outcome, we will aggressively pursue collection of the net outstanding receivables (which were approximately $270 million as of June 30, 2002) at full U.S. dollar value. However, the unfavorable market and economic conditions could have further negative impact on our collections, sales and earnings. In March 2002, the government issued a decree establishing a 20 percent export tax on agricultural exports and also ruled that the U.S. dollar-denominated contracts in agriculture markets entered into prior to January 6, 2002, must be honored at the same exchange parity, as the one obtained for exports of the agricultural products that contain the agricultural inputs. This decree was amended with the July 2, 2002, issuance of Resolution Number 143, which states that the future settlement of such contracts on farm inputs for corn and soybeans will be subject to a 25 percent reduction, including the 20 percent export tax discussed above, of the U.S. dollar price. Management's estimate of the potential impact of these decrees on the company's receivables has been included in the allowance for uncollectible receivables. The Argentine agricultural markets continue to be primarily export-oriented, and their export sales are generally denominated in U.S. dollars. The exchange rate between the U.S. dollar and peso will fluctuate as we continue our collection efforts.

         Year-to-date collections in Argentina are down approximately 20 percent, due primarily to the impact of the export taxes levied on agricultural exports. We have been able to collect essentially all of our receivables that were secured with grain, net of export taxes. We also plan to continue to operate with primarily cash-or-grain sales terms in that country. Management believes that the actions it has taken thus far have reduced the risk related to our receivables.

         In addition, our ability to repatriate funds from Argentina may be restricted, and we also have additional exposures. For example, our sales, margins, and foreign-currency transactional gains/losses may be adversely affected based on fluctuations in foreign-currency exchange rates and the level of inflation experienced.

         The Brazilian real has fluctuated considerably during recent months. While the majority of net current assets are protected against future fluctuation, further devaluation and other economic concerns could have an adverse effect on our sales.

         Due to the changing economic conditions, we are changing the method by which we account for our Latin American grain sales program to no longer record revenues and cost of goods sold of essentially the same amount on the conversion of grain to cash. Under the nature of the current program, we no longer take ownership of the grain, thereby eliminating the associated inventory risk. Full-year results for 2001 included net sales of approximately $65 million related to this program, with minimal contribution to gross margin and EBIT.

         Roundup Herbicide

         Roundup herbicide is key to our integrated strategy. Primary opportunities for Roundup volume growth in the future will be Roundup use in conjunction with conservation tillage systems and growth in Roundup Ready crops. Conservation tillage helps farmers reduce soil erosion by replacing plowing with the judicious use of herbicides to control weeds. We believe that there is significant value yet to be gained through conservation tillage and applications of Roundup over the top of Roundup Ready crops. We intend to maintain our leadership position by providing new and unique formulations (such as Roundup Weathermax herbicide) and services to growers, and by offering integrated seed, biotech and chemistry solutions. We expect to continue to benefit from our logistics and manufacturing capabilities, our increased capacity and our decreased production costs. We also sell glyphosate to other herbicide producers.

         We plan to build on our advantages as we face increased competition for our Roundup business. Without patent protection worldwide, Roundup herbicide continues to face competition from generic producers and marketers, whose pricing policies in most instances cause downward pressure on our prices. Since the expiration of our glyphosate patent in 2000, we also face these pressures in the United States, where our market share has declined over the past two years. Roundup prices are expected to decline in the United States. To date, this decline has been consistent with our global pricing experience. The current plan for the Roundup herbicide business in the United States assumes that price and volume declines for Roundup herbicides in the future will be consistent with our previous experience in other parts of the world. However, if price or volume declines deviate significantly from our previous experience, we will need to consider additional changes to our business model.

         We expect to continue to selectively reduce average prices through new formulations, discounts, rebates or other promotional strategies to encourage new uses and to increase our sales volumes. This strategy likely will result in a reduction in our gross margin, consistent with the reduction in recent years, as we have implemented a price-elasticity strategy in certain segments. For example, in 2001 we introduced RT Master herbicide, which is formulated and priced for conservation tillage use in the highly elastic wheat market.

         In certain regions, particularly the United States and Latin America, distribution channel inventories for Roundup herbicide have increased. Distribution channel inventories have increased significantly in the United States within the past three years. In the United States, our goal is that, in the future, sales of Roundup herbicides will approximate usage on a seasonal basis. However, many factors that are not within our control may affect usage of Roundup herbicides. Higher product levels at our distributors could materially adversely affect our future results of operations, particularly in the event of an unanticipated rate of reduction in prices of competitive glyphosate products, or of sales volumes of Roundup. In addition, if distributors elect to reduce their inventory levels from current levels, sales volumes of Roundup herbicides would be materially adversely affected. We recently announced a plan to reduce channel inventories in Latin America as a part of our plan to reduce our risk in that region. This plan has affected, and will continue to affect sales and EBIT in 2002.

         Seed Biotechnology

         We are investing in the growth segment of agriculture. As the seed and biotechnology segments of the industry have become more important, we have increased our marketing and R&D focus in this area. Biotechnology traits offer growers several benefits: lower costs, greater convenience and flexibility, higher yields, and the ability to adopt environmentally sound practices like conservation tillage. Roundup and other glyphosate-based herbicides can be applied over the top of our Roundup Ready crops, controlling weeds without injury to the crop. This integration of agricultural chemicals and enhanced seeds offers growers a cost-effective solution for weed control.

         To date, we have introduced Roundup Ready traits for soybeans, corn, canola and cotton. In 2001, approximately 103 million acres were planted with Roundup Ready crops. In addition, we have developed insect-resistance seed traits such as Yieldgard for corn and Bollgard for cotton, which serve as pest control alternatives to chemical pesticides. We currently estimate that acreage planted with our seed traits grew from approximately 3 million in 1996 to approximately 123 million in 2001. We currently estimate that our insect-resistant and Roundup Ready biotechnology traits were used on approximately 90 million acres in the United States during the 2002 growing season, compared with approximately 85 million acres in the previous year.

         Gaining global acceptance of biotechnology is another key part of our strategy. In March 2002, our seed partner in India, Maharashtra Hybrid Seed Company Limited, received commercial approval for Bollgard insect-protected cotton. This is the first biotechnology crop approved by India, one of the world's largest cotton producing countries, and commercialization has begun. Proceedings are pending before the Indian courts seeking to overturn the government's authorization for the commercial release of insect-protected cotton. To date, the courts have denied applications for injunctive relief and planting is occurring. We believe that the challenges are without merit and that commercialization of our technology will be allowed to continue. We are continuing our efforts to obtain approval in Brazil for planting of Roundup Ready soybeans, and in Europe for importing corn that may contain a Roundup Ready trait.

         We are also working to commercialize our R&D pipeline of new biotechnology traits. We have two new biotechnology traits ready to enter the market in 2003, pending successful completion of U.S. regulatory reviews. We have completed the Food and Drug Administration (FDA) consultation on Bollgard II cotton, and are in the process of obtaining United States Department of Agriculture (USDA) and Environmental Protection Agency (EPA) clearance prior to commercialization. We have received Japanese food and feed approval of Yieldgard rootworm-protected corn, and have completed consultation with the FDA. The USDA and EPA are in the final stages of their regulatory review.

         We continue to address concerns raised by consumers and public interest groups and questions raised by government regulators regarding agricultural and food products developed through biotechnology. We are committed to addressing these issues, and to achieving greater acceptance, efficient regulation, and timely commercialization of biotechnology products.

         We also continue to address concerns about the unintended or adventitious presence of biotechnology materials in seed, crops or food. We expect these types of issues to continue. We are addressing the issue of adventitious presence through our own seed quality programs, by working with others in seed, feed and food industry associations, by developing information to improve both understanding and management of seed quality, and by continuing to press for regulations which recognize and accept the adventitious presence of biotechnology traits.

         Other Information

         As described in our Form 10-K report for the year ended December 31, 2001 and in our Form 10-Q reports for the quarterly periods ended March 31, 2002 and June 30, 2002, Monsanto is involved in a number of lawsuits and claims relating to a variety of issues. Many of these lawsuits relate to intellectual property disputes. We expect that such disputes will continue to occur as the agricultural biotechnology industry evolves.

Market Risk Management (as of December 31, 2001)

        We are exposed to the effect of interest rate changes, foreign currency fluctuations and changes in commodity and equity prices. Market risk represents the risk of a change in the value of a financial instrument, derivative or nonderivative, caused by fluctuations in interest rates, currency exchange rates and commodity and equity prices. Monsanto handles market risk in accordance with established policies by engaging in various derivative transactions. Such transactions are not entered into for trading purposes.

        The sensitivity analysis discussed below presents the hypothetical change in fair value of those financial instruments held by Monsanto as of December 31, 2001, that are sensitive to changes in interest rates, currency exchange rates and commodity and equity prices. Actual changes may prove to be greater or less than those hypothesized.

        Because Monsanto's short- and long-term debt exceeds cash and investments, the interest-rate risk exposure pertains primarily to the debt portfolio. To the extent that we have cash available for investment to ensure liquidity, we will invest that cash only in short-term money market instruments. The majority of our debt consists of short-term obligations.

        Market risk with respect to interest rates is estimated as the potential change in fair value resulting from an immediate hypothetical one percentage point parallel shift in the yield curve. The fair values of Monsanto's investments and loans are based on quoted market prices or discounted future cash flows. We currently hold only debt and investments that mature in less than 270 days, variable rate medium-term notes and medium-term notes that are effectively hedged. Monsanto entered into certain interest rate hedging arrangements, which effectively exchange the fixed interest rate to variable interest. As the carrying amounts on short-term loans and investments maturing in less than 270 days, and the carrying amount of variable rate medium-term notes approximate their respective fair values, a one percentage point change in the interest rates would not change the fair value of our debt and investments portfolio. Any change in the fair value of the medium-term notes is offset by the change in the fair value of the related hedge.

        Monsanto's management of currency exposure is primarily focused on reducing the negative effects that currency fluctuations have on consolidated cash flow and earnings. We use forward contracts and currency options to manage the net exposure in accordance with established hedging policies. Monsanto hedges recorded commercial transaction exposures, intercompany loans, net investments in foreign subsidiaries and forecasted transactions. Monsanto's significant hedged positions included Brazilian reals, Canadian dollars, euros, Philippine pesos and Polish zlotys. Unfavorable currency movements of 10 percent would negatively affect the fair market values of the derivatives held to hedge currency exposures by $52 million.

        Monsanto uses futures contracts to protect itself against commodity price increases, mainly in the Seeds and Genomics segment. The majority of these contracts hedge the committed or future purchases of, and the carrying value of payables to growers for, soybean and corn inventories. A 10 percent decrease in soybean or corn prices would have a negative effect on the fair value of those futures by $11 million and $3 million, respectively.

        Monsanto also has investments in equity securities. All such investments are classified as long-term available-for-sale investments. The fair market value of these investments is $61 million. The majority of these securities are listed on a stock exchange or quoted in an over-the-counter market. If the market price of the traded securities should decrease by 10 percent, the fair value of the equities would decrease by $6 million.

        On January 1, 2001, Monsanto adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its amendments.

Other Information

        In April 2002, Monsanto announced a product discovery and development collaboration with Ceres, Inc. (Ceres) focused on applying genomics technologies to provide improvements in and to accelerate the time to commercialization of certain agricultural crops. Under the collaboration, Monsanto has acquired rights to certain of Ceres' technologies in exchange for payments totaling $40 million over the next five years. Ceres will also receive additional payments subject to meeting specified objectives for developing additional related technology, as part of its continuing commitment to genomics-based product discovery. Monsanto will also fund a jointly implemented research program and has made a minority equity investment in Ceres. Total payments to Ceres under the collaboration (subject to performance by Ceres) are expected to approximate $137 million over the next five years, plus potential royalties. To date, Monsanto has made payments of approximately $28 million.

        Monsanto is involved in a number of lawsuits and claims relating to a variety of issues. Many of these lawsuits relate to intellectual property disputes. We expect that such disputes will continue to occur as the agricultural biotechnology industry evolves.

DESCRIPTION OF NOTES

        The following description of the particular terms of the Notes supplements and, to the extent inconsistent, replaces, the description in the accompanying prospectus of the general terms and provisions of the Debt Securities, to which description reference is hereby made. The following summary of certain provisions of the Notes and the Indenture does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Notes and the Indenture. Certain terms used but not defined herein shall have the meanings given to them in the accompanying prospectus, the Indenture, or the Notes, as the case may be.

General

         The $200 million aggregate principal amount of Notes offered by this prospectus supplement are of the same series of notes as the 7 3/8% Senior Notes due August 15, 2012 that we issued on August 14, 2002 and have the same terms (other than the issue date and issue price). The Notes will have the same CUSIP number and will trade interchangeably with the previously issued notes in this series immediately upon settlement. Upon completion of this offering, the aggregate principal amount of outstanding notes under this series will be $800 million. The Notes will mature on August 15, 2012. Interest on the Notes will accrue from August 14, 2002 at the rate per annum shown on the cover of this prospectus supplement and will be payable semi-annually, in arrears, on February 15 and August 15, beginning February 15, 2003, to the persons in whose names the Notes are registered at the close of business on the February 1 or August 1 preceding the respective interest payment dates, except that interest payable at maturity shall be paid to the same persons to whom principal of the Notes is payable. Interest will be computed on the Notes on the basis of a 360-day year of twelve 30-day months.

        Any payment otherwise required to be made in respect of the Notes on a date that is not a business day may be made on the next succeeding business day with the same force and effect as if made on that date. No additional interest will accrue as a result of a delayed payment. A business day is defined in the Indenture as a day other than a Saturday, Sunday or other day on which banking institutions in New York City, or any other city in which the paying agent is being utilized, are authorized or required by law or executive order to close.

         The Notes, together with the $600 million aggregate principal of notes issued on August 14, 2002, will constitute a series of debt securities to be issued under an Indenture dated as of August 1, 2002, between Monsanto and The Bank of New York, as trustee, the terms of which are more fully described in the accompanying prospectus. The Notes and any future debt securities issued under the Indenture will be unsecured obligations of Monsanto and will rank on a parity with all our other unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to all liabilities of our subsidiaries, including trade payables. Since we conduct many of our operations through our subsidiaries, our right to participate in any distribution of the assets of a subsidiary when it winds up its business is subject to the prior claims of the creditors of the subsidiary. This means that your right as a holder of our Notes will also be subject to the prior claims of these creditors if a subsidiary liquidates or reorganizes or otherwise winds up its business. Unless we are considered a creditor of the subsidiary, your claims will not be recognized ahead of these creditors. At July 31, 2002, we had approximately $2.1 billion of indebtedness outstanding on a consolidated basis, of which $736 million was owed by our subsidiaries to outside parties, including Pharmacia.

         The Indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. The Indenture does not limit our ability to incur additional indebtedness. We may from time to time, without notice to or the consent of the holders of the Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the Notes. Any additional notes would be consolidated with the Notes offered by this prospectus supplement and the notes issued August 14, 2002 and would form a single series of debt securities under the Indenture.

        The Notes will be issued in fully registered form in denominations of $1,000 and whole multiples of $1,000. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company (“DTC”). Except as described in accompanying prospectus under “Book-Entry Debt Securities,” the Notes will not be issuable in certificated form.

        The Notes will not be subject to any sinking fund.

Optional Redemption

        The Notes will be redeemable, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of:

  100% of the principal amount of the Notes being redeemed, and the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 50 basis points plus, in each case, accrued and unpaid interest on the Notes to the redemption date.

        “Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those Notes.

        “Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.

        “Reference Treasury Dealer” means (i) J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. (or their respective affiliates which are Primary Treasury Dealers (as defined below)) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), Monsanto will substitute another Primary Treasury Dealer; and (ii)  any other Primary Treasury Dealer selected by Monsanto.

        “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

        “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date. Notwithstanding the foregoing, installments of interest on Notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the Notes and the Indenture.

        Holders of Notes to be redeemed will receive notice by first-class mail at least 30 days but not more than 60 days before the date of redemption. If fewer than all of the Notes are to be redeemed, DTC, in the case of Notes represented by a global security, or the trustee will select, not more than 60 days prior to the redemption date, the particular Notes or portions thereof for redemption from the outstanding Notes not previously called by such method as DTC or the trustee, as the case may be, deems fair and appropriate. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes or portions thereof called for redemption.

Concerning the Trustee

        The Bank of New York will be the trustee under the Indenture. It is a participant in revolving credit agreements with us, and may provide other banking and financial services to us.

UNDERWRITING

         J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. are acting as the joint book-running managers of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of Notes
J.P.Morgan Securities Inc.	$100,000,000
Salomon Smith Barney Inc.	100,000,000

Total	$200,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes. The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed 0.400% of the principal amount of the Notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.250% of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price and concessions.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by Monsanto
Per Note	0.650%

        In connection with the offering, J.P. Morgan Securities or Salomon Smith Barney may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total expenses for this offering will be $75,000.

         The Notes offered hereby constitute a further issuance of, and will be consolidated with, the 7 3/8% Senior Notes due August 15, 2012 issued on August 14, 2002 and form a single series with those notes. In anticipation of the issuance of the $600 million principal amount of notes on August 14, 2002, we entered into a treasury rate lock agreement in June 2002 with affiliates of J.P. Morgan Securities, Salomon Smith Barney and Commerzbank Capital Markets Corp., relating to the U.S. Treasury Note which would serve as a pricing reference for those notes. When we entered into the agreement with our underwriters on August 9, 2002 for those notes, we closed our position in the treasury rate lock agreement, resulting in a loss of $26 million, due to a significant decline in interest rates, and corresponding increase in the price of such security. That amount will be amortized over the life of the entire series of notes, including the Notes offered hereby.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        J.P. Morgan Securities will make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities based on transactions J.P. Morgan Securities conducts through the system. J.P. Morgan Securities will make the Notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        The underwriters and their affiliates have, directly and indirectly, provided various investment and commercial banking services to us and our affiliates for which they have received customary fees and commissions. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

LEGAL MATTERS

        Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the Notes. Mayer, Brown, Rowe & Maw, Chicago, Illinois, will pass upon certain legal matters for the underwriters in connection with this offering. Michael Kantor, a partner of Mayer, Brown, Rowe & Maw, is a member of our Board of Directors.

$2,000,000,000

Debt Securities

        This Prospectus describes Debt Securities which Monsanto Company may issue and sell at various times. More detailed information is set forth under “Description of Securities.”

  The Debt Securities may be debentures, notes or other unsecured and unsubordinated evidences of indebtedness, and will rank on a parity with our other unsecured and unsubordinated indebtedness.

  We may issue them in one or several series.

  The total principal amount of the Debt Securities to be issued under this Prospectus will not exceed $2,000,000,000 or the equivalent amount in other currencies.

  We will determine the terms of each series of Debt Securities, such as interest rates, maturity, redemption provisions and other terms, at the time of sale, and we will specify the terms in a Prospectus Supplement which we will deliver together with this Prospectus at the time of the sale.

        We may sell Debt Securities directly to investors or to or through underwriters, dealers or agents. More information about the way we will distribute the Debt Securities is under the heading “Plan of Distribution.” Information about the underwriters or agents who will participate in any particular sale of Debt Securities will be in the Prospectus Supplement relating to that series of Debt Securities.

        Unless we state otherwise in a Prospectus Supplement, we will not list any of the Debt Securities on any securities exchange.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 25, 2002.

        We have not authorized anyone to give any information or to make any representations concerning the offering of the Debt Securities except those which are in this Prospectus or in the Prospectus Supplement which is delivered with this Prospectus, or which is referred to under “Where You Can Find More Information.” If anyone gives any other information or representation, you should not rely on it. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Debt Securities which are referred to in the Prospectus Supplement. This Prospectus is not an offer to sell or a solicitation of an offer to buy Debt Securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this Prospectus, or any sale of Debt Securities, as an indication that there has been no change in our affairs since the date of this Prospectus. You should also be aware that information in this Prospectus may change after this date.

TABLE OF CONTENTS
Where You Can Find More Information	2	Events of Default	7
Information About Monsanto	3	Defeasance	8
Use of Proceeds	3	Modification of the Indenture and Waiver of
Ratio of Earnings to Fixed Charges	3	Covenants	9
Description of Debt Securities	4	Consolidation, Merger and Sale of Assets	9
General	4	Concerning the Trustee	9
Payments on Debt Securities	5	Governing Law	9
Form, Denominations and Transfers	5	Book-Entry Debt Securities	10
Original Issue Discount Securities	5	Plan of Distribution	11
Indexed Debt Securities	5	Legal Matters	12
Certain Restrictions	6	Experts	12
Redemption	7
WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s Internet website at http://www.sec.gov. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.

        The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference:

  our Annual Report on Form 10-K for the year ended December 31, 2001, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and our Current Report on Form 8-K dated March 15, 2002,

and any filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (except for information furnished under Item 9 on Form 8-K) after the date on which we filed the registration statement of which this Prospectus is a part until we sell all of the Debt Securities.

        You may receive a copy of any of these filings, at no cost, by writing or telephoning our Corporate Secretary, at Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, telephone (314) 694-1000. We have filed with the SEC a Registration Statement to register the Debt Securities under the Securities Act of 1933. This Prospectus omits certain information contained in the Registration Statement, as permitted by SEC rules. You may obtain copies of the Registration Statement, including exhibits, as noted in the first paragraph above.

INFORMATION ABOUT MONSANTO

        We are a global provider of technology-based solutions and agricultural products for growers and downstream customers, such as grain processors and food companies. Our herbicides, seeds, and related biotechnology trait products can be combined to provide growers with integrated solutions that help them produce higher-yield crops, while controlling weeds, insects and diseases more efficiently and cost-effectively. We also provide lawn and garden herbicide products for the residential market.

        We were incorporated in February 2000 under Delaware law and are comprised of the operations, assets and liabilities that were previously the agricultural division of Pharmacia Corporation. On September 1, 2000, the assets and liabilities of the agricultural business were transferred from Pharmacia to Monsanto, and on October 23, 2000, we completed an initial public offering of our common stock. Pharmacia continues to own approximately 84.3% of our common stock as of April 30, 2002. In November 2001, Pharmacia announced a plan to spin off its entire ownership of Monsanto to Pharmacia shareowners by means of a tax-free dividend. The dividend will be distributed on August 13, 2002 to Pharmacia shareholders of record at the close of business on July 29, 2002. The distribution of Monsanto shares will mark the completion of Pharmacia's spinoff of Monsanto.

        Our principal office is at 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, and our telephone number is (314) 694-1000.

USE OF PROCEEDS

        Unless we otherwise indicate in an accompanying Prospectus Supplement, we intend to use the net proceeds we receive from the sale of the Debt Securities to reduce short-term borrowings and for other general corporate purposes, which may include meeting working capital needs, capital expenditures and acquisitions. Pending such uses, we may temporarily invest the net proceeds in interest-bearing securities. The Prospectus Supplement relating to an offering may contain a more detailed description of the use of proceeds.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our unaudited historical ratio of earnings to fixed charges for the periods indicated.

	Three months ended March 31,		Year ended December 31,
	2002	2001	2001	2000	1999	1998	1997
Ratio of earnings to fixed charges	6.52x	3.53x	4.10x	2.22x	1.85x	0.74x	0.81x

        The ratio of earnings to fixed charges represents the number of times our fixed charges are covered by our earnings. Fixed charges consist of interest expense, capitalized interest and an estimate of interest within rental expense. For these purposes, “earnings” means income (loss) from continuing operations, before income taxes, extraordinary item, cumulative effect of accounting change and fixed charges (other than capitalized interest), but excludes undistributed earnings of affiliated companies.

DESCRIPTION OF DEBT SECURITIES

        This section describes some of the general terms of the Debt Securities. The Prospectus Supplement describes the particular terms of the Debt Securities we are offering. The Prospectus Supplement also indicates the extent, if any, to which these general provisions may not apply to the Debt Securities being offered. If you would like more information on these provisions, you may review the Indenture which is filed as an exhibit to the Registration Statement which is filed with the SEC. See “Where You Can Find More Information.”

        We will issue the Debt Securities under an Indenture to be entered into between us and The Bank of New York, as trustee. We are summarizing certain important provisions of the Debt Securities and the Indenture. This is not a complete description of all of the important terms. You should refer to the specific terms of the Indenture for a complete statement of the terms of the Indenture and the Debt Securities. When we use capitalized terms which we do not define here, those terms have the meanings given in the Indenture. When we use references to Sections, we mean Sections in the Indenture.

General

        The Debt Securities will be senior unsecured obligations of Monsanto and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. Neither Pharmacia, our majority shareholder, nor any of our subsidiaries will have any obligation to guarantee or otherwise pay amounts due under the Debt Securities.

        The Indenture does not limit the amount of Debt Securities that we may issue under the Indenture, nor does it limit other debt that we may issue. We may issue the Debt Securities at various times in different series and issues, each of which may have different terms. Unless we indicate otherwise in the Prospectus Supplement for any series or issue, we may treat a subsequent offering of Debt Securities as a part of the same issue as that series or issue.

        The Prospectus Supplement relating to the particular series of Debt Securities we are offering includes the following information concerning those Debt Securities:

  The title of the Debt Securities of the series or issue.
  The total principal amount of the series or issue of Debt Securities.
  The date or dates on which the principal and premium, if any, will be paid, the rights we or the holders may have to extend the maturity of the Debt Securities and any rights the holders may have to require payment of the Debt Securities at any time.
  The interest rate on the Debt Securities. We may specify a fixed rate or a variable rate, or a rate to be determined under procedures we will describe in the Prospectus Supplement, and the interest rate may be subject to adjustment.
  The dates on which we will pay interest on the Debt Securities and the regular record dates for determining the holders who are entitled to receive the interest payments.
  The right, if any, to defer payments of interest on the Debt Securities by extending the interest payment period, and the duration of such extensions.
  Where payments on the Debt Securities will be made, if it is other than the office mentioned under “Payments on Debt Securities” below.
  If applicable, the prices at which we may redeem all or a part of the Debt Securities and the time periods during which we may make the redemptions. The redemptions may be made under a sinking fund or otherwise.

  Any obligation we may have to redeem, purchase or repay any of the Debt Securities under a sinking fund or otherwise or at the option of the holder, and the prices, time periods and other terms which would apply.
  Any additional Events of Default or covenants that will apply to the Debt Securities.
  The amounts we would be required to pay if the maturity of the Debt Securities is accelerated, if it is less than the principal amount.
  If we will make payments on the Debt Securities in any currency other than U.S. dollars, the currencies in which we will make the payments.
  If applicable, the terms under which we or a holder may elect that payments on the Debt Securities be made in a currency other than U.S. dollars.
  If amounts payable on the Debt Securities may be determined by a currency index, information on how the payments will be determined.
  Any applicable material Federal income tax consequences.
  Any other special terms that may apply to the Debt Securities. (Section 301)
Payments on Debt Securities

        We will make payments on the Debt Securities at the office or agency we will maintain for that purpose, which will be the Corporate Trust Office of the Trustee in New York, New York unless we indicate otherwise in the Prospectus Supplement, or at such other places at the respective times and in the manner as we designate in the Prospectus Supplement. (Sections 307 and 1002) As explained under “Book-Entry Debt Securities” below, The Depository Trust Company (“DTC”) or its nominee will be the initial registered holder unless the Prospectus Supplement provides otherwise, and we will make payments to DTC or its nominee. Payments to you, as beneficial owner, will be the responsibility of your broker or other DTC participant.

Form, Denominations and Transfers

         Unless otherwise indicated in the Prospectus Supplement:

  The Debt Securities will be in fully registered form, without coupons, in denominations of $1,000 or any multiple thereof.
  We will not charge any fee to register any transfer or exchange of the Debt Securities, except for taxes or other governmental charges, if any. (Sections 302 and 305)
Original Issue Discount Securities

        If Debt Securities are Original Issue Discount Securities, we will offer and sell them at a substantial discount below their stated principal amount. We will describe Federal income tax consequences and other special considerations applicable to any Original Issue Discount Securities in the Prospectus Supplement. “Original Issue Discount Security” means any security which provides that less than the full principal amount will be due if the maturity is accelerated or if the security is redeemed before its maturity. (Section 101)

Indexed Debt Securities

        We may issue Debt Securities under which the principal amount payable at maturity or the amount of interest payable will be determined by reference to currency exchange rates, commodity prices, equity indices or other factors. In that case, the amount we will pay to the holders will depend on the value of the applicable currency, commodity, equity index or other factor at the time our payment obligation is calculated. We will include information in the Prospectus Supplement for those Debt Securities about how we will calculate the principal or interest payable, and will specify the currencies, commodities, equity indices or other factors to which the principal amount payable at maturity or interest is linked. We will also provide information about certain additional tax considerations which would apply to the holders of those Debt Securities.

Certain Restrictions

        Unless we otherwise specify in the Prospectus Supplement, there will not be any covenants in the Indenture or the Debt Securities that would protect you against a highly leveraged or other transaction involving Monsanto that may adversely affect you as a holder of Debt Securities. If there are provisions that offer such protection, they will be described in the Prospectus Supplement.

        Restriction on Liens. Under the Indenture neither we nor any of our Restricted Subsidiaries (defined below) may issue any notes, bonds, debentures or other indebtedness for money borrowed secured by a pledge of, or mortgage or lien on, any Operating Property (defined below) owned or leased by us or any Restricted Subsidiary, or on any shares of stock or indebtedness of any Restricted Subsidiary, unless we also provide equal and ratable security on the Debt Securities. A “Restricted Subsidiary” is any direct or indirect subsidiary of Monsanto that owns any Operating Property. (Section 101) An “Operating Property” is any real property or equipment located within the United States and used primarily for manufacturing or research and development by us or any of our direct or indirect subsidiaries that has a net book value, after deduction of accumulated depreciation, in excess of 2.0% of our Consolidated Net Assets (defined below), other than any property or equipment:

  which is financed by obligations issued by a state, commonwealth, territory or possession of the United States of America, or any political subdivision or governmental authority of any of the foregoing; or
  which, in the opinion of our Board of Directors, is not of material importance to the total business conducted by us and our Restricted Subsidiaries taken as a whole. (Section 101)

        This restriction will not apply to the following permitted liens, which will also be excluded in computing secured indebtedness for purposes of this restriction:

  liens existing as of the date of the Indenture;
  liens existing at the time any corporation becomes a Restricted Subsidiary;
  liens on property existing at the time of acquisition and certain purchase money or similar liens;
  liens to secure certain development, operation, construction, alteration, repair or improvement costs;
  liens securing indebtedness owing to us or another Restricted Subsidiary by a Restricted Subsidiary;
  liens in connection with either government contracts, including the assignment of moneys due or to become due thereon or obligations issued by a state or a commonwealth or certain other governmental entities;
  certain liens relating to security for the performance of a bid or contract, in connection with legal proceedings or arising in the ordinary course of business and not in connection with the borrowing of money; and
  extensions, substitutions, replacements or renewals of the liens described above. (Section 1005)

        There is an additional exception as described below under “10% Basket Amount.”

        “Consolidated Net Assets” is the aggregate amount of assets, less applicable reserves and other properly deductible items, after deducting from such amount all current liabilities, excluding certain renewable or extendible indebtedness, as shown on our latest statement of consolidated financial position and computed in accordance with generally accepted accounting principles. (Section 101)

        Restriction on Sale and Leaseback Transactions. Under the Indenture neither we nor our Restricted Subsidiaries may enter into any sale and leaseback transactions involving any Operating Property, except for leases not exceeding 3 years by the end of which we intend to discontinue use of the property, unless an amount equal to the fair value of the Operating Property leased is applied within 120 days to the purchase of any asset or any interest in an asset which would qualify after purchase, as an Operating Property, or the retirement of the indebtedness maturing more than one year after such the date of determination, which may include Debt Securities to the extent they mature more than one year after such date. (Section 1006)

        There is an additional exception as described below under “10% Basket Amount.”

        10% Basket Amount. In addition to the exceptions described above under “Restriction on Liens” and “Restriction on Sale and Leaseback Transactions,” the Indenture allows additional secured indebtedness and additional sale and leaseback transactions as long as the total of the secured indebtedness plus the Attributable Debt (defined below) in respect of sale and leaseback transactions, other than sale and leaseback transactions the proceeds of which are applied as described under “Restriction on Sale and Leaseback Transactions” above, does not exceed 10% of our Consolidated Net Assets. “Attributable Debt” means, as of the time of determination, the total obligation, discounted to present value at the rate per annum equal to the discount rate which would be applicable to a capital lease obligation with a similar term in accordance with generally accepted accounting principles, of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the initial term of the lease included in such sale and leaseback transactions. (Section 101)

Redemption

        In and to the extent set forth in the applicable Prospectus Supplement, we will have the right to redeem the Debt Securities, in whole or from time to time in part, after the date and at the redemption prices set forth in the applicable Prospectus Supplement. (Section 1101)

Events of Default

         An Event of Default in respect of any series of Debt Securities means:

  default in payment of principal of or premium, if any, on any Debt Security of that series;
  default for 30 days in payment of interest on any Debt Security of that series;
  default for 30 days in the deposit of any sinking fund payment when due in respect of that series;
  failure by us in the performance of any other of the covenants or warranties in the Indenture which continues for 90 days after notice to us by the Trustee or by holders of 25% in principal amount of the outstanding Debt Securities of that series;
  certain events of our bankruptcy, insolvency or reorganization; and
  any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

        If an Event of Default (other than with respect to certain events of bankruptcy, insolvency or reorganization) with respect to any series of Debt Securities occurs and is continuing, either the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms of those securities) of all Debt Securities of that series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the outstanding Debt Securities of that series on behalf of the holders of all Debt Securities of that series. An Event of Default relating to a bankruptcy, insolvency or reorganization will cause the outstanding securities to become immediately due and payable without any declaration or other act by the Trustee or the holders. The annulment and waiver may not be made with respect to a default in payment of principal of or premium, if any, or interest, if any, on the Debt Securities of that series and certain other specified defaults, unless those defaults have been cured. (Section 502 and 513)

        The Prospectus Supplement relating to each series of Debt Securities which are Original Issue Discount Securities will describe the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence and continuation of an Event of Default.

        Within 90 days after the occurrence of a default with respect to any series of Debt Securities then outstanding, the Trustee must give to the holders of the outstanding Debt Securities of that series notice of any default known to the Trustee if incurred and not waived. However, except in the case of default in the payment of principal of or premium, if any, or interest on any Debt Security of that series, or in the deposit of any sinking fund payment which is provided for, the Trustee may withhold the notice if it in good faith determines that it is in the best interest of the holders, and such notice will not be given until 30 days after the occurrence of a default with respect to outstanding Debt Securities of such series. (Section 602)

        Before the Trustee is required to exercise rights under the Indenture at the request of holders, it is entitled to be indemnified by such holders, subject to its duty, during an Event of Default, to act with the required standard of care. (Section 603)

        We must file an annual certificate with the Trustee that we are in compliance with conditions and covenants under the Indenture. (Section 1008)

        The Indenture provides that the holders of a majority in principal amount of outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or other power conferred on the Trustee, in respect of such series, provided that the Trustee may decline to act if such direction is contrary to law or the Indenture or would expose it to personal liability. (Section 512)

Defeasance

        The Indenture includes provisions allowing defeasance of the Debt Securities of any series. In order to defease Debt Securities, we would deposit with the Trustee or another trustee money or U.S. Government Obligations sufficient to make all payments on those Debt Securities. If we make a defeasance deposit with respect to your Debt Securities, we may elect either:

  to be discharged from all of our obligations on your Debt Securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust; or
  to be released from our restrictions described above relating to liens and sale-leaseback transactions.

        To establish the trust, we must deliver to the Trustee an opinion of our counsel that the holders of the Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of the defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the defeasance had not occurred. (Article Thirteen)

        The Prospectus Supplement will state if any defeasance provision will apply to Debt Securities offered in connection with that Prospectus Supplement.

Modification of the Indenture and Waiver of Covenants

        We may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of a series of outstanding Debt Securities if we obtain the consent of the holders of a majority in principal amount of outstanding Debt Securities affected by the addition, change or elimination, except that no supplemental indenture may, without the consent of the holder of each outstanding Debt Security affected by the supplemental indenture:

  change the stated maturity, or reduce the principal amount, the premium, if any, thereon or the rate of payment of interest thereon, of any Debt Security of any series;
  reduce the aforesaid percentage of outstanding Debt Securities of any series, the consent of the holders of which is required for any supplemental indenture or for waiver of compliance with certain provisions of the Indenture or certain defaults thereunder; or
  effect other specified changes. (Section 902)

        We may also omit compliance with specified covenants in the Indenture upon waiver by holders of a majority in principal amount of outstanding Debt Securities affected by such covenants.

Consolidation, Merger and Sale of Assets

        Under the Indenture we may, without the consent of the holders of any of the outstanding Debt Securities under the Indenture, consolidate with or merge into any other corporation or transfer or lease our assets substantially as an entirety to any person provided that:

  the successor is a corporation organized under the laws of any domestic jurisdiction;
  the successor corporation assumes our obligations on the Debt Securities and under the Indenture;
  after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have happened and be continuing; and
  other specified conditions are met. (Section 801)
Concerning the Trustee

        The Bank of New York will be the Trustee under the Indenture. It is a participant in revolving credit agreements with us.

        We can remove the Trustee of any series as long as there is no Event of Default and no event that, upon notice or lapse of time or both, would become an Event of Default. The holders of a majority of the principal amount of the series may also remove the Trustee at any time. The Indenture prescribes procedures by which the Trustee will be replaced, in the event of its removal. (Section 610)

Governing Law

        Unless otherwise specified in the applicable Prospectus Supplement, the Indenture for the Debt Securities and the Debt Securities will be governed by New York law, without regard to conflicts of laws principles thereof. (Section 112)

BOOK-ENTRY DEBT SECURITIES

        Unless otherwise indicated in the Prospectus Supplement, we are issuing the related Debt Securities as book-entry securities. Book-entry securities of a series will be issued in the form of one or more global notes that will be deposited with DTC, and will evidence all of the Debt Securities of that series. This means that we will not issue certificates to each holder. We will issue one or more global securities to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Debt Securities. The broker or other participant will then keep a record of its clients who own the Debt Securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global notes will be accomplished by, entries made on the books maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its interest to exercise any rights of a holder of Debt Securities under the Indenture.

        The laws of some jurisdictions require that certain purchasers of securities such as the Debt Securities take physical delivery of the securities in definitive form. These limits and laws may impair your ability to acquire or transfer beneficial interests in the global security.

        We will make payments on each series of book-entry Debt Securities to DTC or its nominee, as the sole registered owner and holder of the global security. Neither Monsanto, the Trustee nor any of their agents will be responsible or liable for any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in a global security, or for maintaining, supervising or reviewing any of DTC’s records relating to the beneficial ownership interests.

        We have been advised that DTC practice is to credit the accounts of participants upon receipt of funds and corresponding information on payable dates to their beneficial interests in the global security as shown on DTC’s records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in “street name”) and will be the sole responsibility of the participants, subject to statutory and regulatory requirements.

        A global security representing a series of Debt Securities will be exchanged for certificated Debt Securities of that series if

  DTC notifies us that it will discontinue as depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor within 90 days; or
  we decide to discontinue use of the system of book-entry transfers through DTC.

If that occurs, we will issue Debt Securities of that series in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for Debt Securities of the series equal in principal amount to that beneficial interest and to have those Debt Securities registered in its name. We would issue the certificates for the Debt Securities in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we would issue them in registered form only, without coupons.

        DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the post-trade settlement of securities transactions among its participants through electronic book-entry transfers and pledges between accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust and Clearing Corporation which, in turn, is owned by a number of participants in DTC. Access to DTC’s book-entry system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. No fees or costs of DTC will be charged to you.

PLAN OF DISTRIBUTION

        We may sell Debt Securities to or through one or more underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents. These firms may also act as our agents in the sale of Debt Securities. Only underwriters named in the Prospectus Supplement will be considered as underwriters of the Debt Securities offered by the Prospectus Supplement.

        We may distribute Debt Securities at different times in one or more transactions. We may sell Debt Securities at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

        In connection with the sale of Debt Securities, underwriters may receive compensation from us or from purchasers of Debt Securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters for purposes of the Securities Act of 1933. Discounts or commissions they receive and any profit on their resale of Debt Securities may be considered underwriting discounts and commissions under the Securities Act of 1933. We will identify any underwriter or agent, and we will describe any compensation, in the Prospectus Supplement.

        We may agree to indemnify underwriters, dealers and agents who participate in the distribution of Debt Securities against certain liabilities, including liabilities under the Securities Act of 1933.

        We may authorize dealers or other persons who act as our agents to solicit offers by certain institutions to purchase Debt Securities from us under contracts which provide for payment and delivery on a future date. We may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into these agreements concerning any series of Debt Securities, we will indicate that in the Prospectus Supplement.

        In connection with an offering of Debt Securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debt Securities. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in the Debt Securities for their own account. In addition, underwriters may bid for, and purchase, Debt Securities in the open market to cover short positions or to stabilize the price of the Debt Securities. Finally, underwriters may reclaim selling concessions allowed for distributing the Debt Securities in the offering if the underwriters repurchase previously distributed Debt Securities in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debt Securities above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

        Unless otherwise indicated in the Prospectus Supplement, each series of Debt Securities offered will be a new issue of securities and will have no established trading market, and will not be listed on a national securities exchange. We cannot give you any assurance as to the liquidity of or the existence of trading markets for any Debt Securities.

LEGAL MATTERS

        Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the Debt Securities.

EXPERTS

        The consolidated financial statements of Monsanto Company and subsidiaries as of December 31, 2001 and for each of the three years in the period ended December 31, 2001 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements), which is incorporated herein by reference and incorporated in reliance upon the report given upon their authority as experts in accounting and auditing.

$200,000,000

Monsanto Company

7 3/8% Senior Notes due August 15, 2012

PROSPECTUS SUPPLEMENT

August 23, 2002

Joint Book-Running Managers

JPMorgan

Salomon Smith Barney